SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Financial Results the six month periods ended December 31, 2013 and on December 31, 2012, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of December 31, 2013 and for the six-month periods
ended December 31, 2013 and 2012

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°.: 71, beginning on July 1, 2013.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the By-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: March 15, 2013.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in thousands of Ps.): 578,676.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Interest of the Parent Company on the capital stock: 378,753,404 common shares.

Percentage of votes of the Parent Company on the equity: 65.45%

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (in thousands of Pesos)
Common stock with a face value of Ps.1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2013	06.30.2013
ASSETS
Non- Current Assets
Investment properties	9	4,187,479	3,992,530
Property, plant and equipment	10	204,482	212,673
Trading properties	11	183,140	178,425
Intangible assets	12	90,030	79,653
Investments in associates and joint ventures	7.8	1,528,849	1,423,936
Deferred income tax assets	24	231,672	85,236
Restricted assets	15	13,333	10,881
Income tax and Minimum Presumed Income tax ("MPIT") credit		141,516	130,086
Trade and other receivables	16	95,502	85,126
Investments in financial assets	17	873,654	267,455
Derivative financial instruments	18	8,367	21,208
Total Non-Current Assets		7,558,024	6,487,209
Current Assets
Trading properties	11	17,229	11,689
Inventories	13	15,830	16,321
Restricted assets	15	923	1,022
Income tax and Minimum Presumed Income tax ("MPIT") credit		1,737	-
Trade and other receivables	16	649,165	769,333
Investments in financial assets	17	247,349	244,053
Derivative financial instruments	18	24,009	-
Cash and cash equivalents	19	225,740	796,902
Total Current Assets		1,181,982	1,839,320
TOTAL ASSETS		8,740,006	8,326,529
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		574,588	578,676
Treasury stock		4,088	-
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(29,627)	-
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Reserve for share-based compensation	32	19,695	8,258
Legal reserve		116,840	85,140
Special reserve		375,487	395,249
Reserve for new developments		469,831	492,441
Cumulative translation adjustment		102,212	50,776
Retained earnings		(20,928)	239,328
Total capital and reserves attributable to equity holders of the parent		2,507,856	2,745,538
Non-controlling interest		389,464	385,151
TOTAL SHAREHOLDERS' EQUITY		2,897,320	3,130,689
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	217,842	211,118
Borrowings	23	3,423,327	2,922,642
Deferred income tax liabilities	24	398,183	395,936
Salaries and social security liabilities	21	4,447	3,160
Provisions	22	127,163	57,737
Total Non-Current Liabilities		4,170,962	3,590,593
Current Liabilities
Trade and other payables	20	644,104	677,010
Income tax and Minimum Presumed Income tax ("MPIT") liabilities		97,192	90,916
Salaries and social security liabilities	21	44,427	49,010
Derivative financial instruments	18	-	1,732
Borrowings	23	872,778	772,529
Provisions	22	13,223	14,050
Total Current Liabilities		1,671,724	1,605,247
TOTAL LIABILITIES		5,842,686	5,195,840
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		8,740,006	8,326,529
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income
 for the six and three-month periods beginning on July 1st and October 1st, 2013 and
2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Six months		Three months
	Note	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Revenues	26	1,373,960	1,080,036	752,513	596,989
Costs	27	(641,870)	(534,712)	(348,170)	(294,834)
Gross Profit		732,090	545,324	404,343	302,155
Gain from disposal of investment properties	9	7,481	55,959	7,481	24,890
General and administrative expenses	28	(129,379)	(108,986)	(70,901)	(65,453)
Selling expenses	28	(65,761)	(48,532)	(35,075)	(24,895)
Other operating results, net	30	(17,344)	115,109	(7,812)	124,235
Profit from operations		527,087	558,874	298,036	360,932
Share of profit of associates and joint ventures	7.8	51,183	14,384	12,192	(2,347)
Profit before financial results and income tax		578,270	573,258	310,228	358,585
Finance income	31	60,255	57,964	13,721	19,241
Finance cost	31	(726,448)	(358,428)	(418,247)	(177,451)
Other financial results	31	54,537	47,374	12,696	31,357
Financial results, net	31	(611,656)	(253,090)	(391,830)	(126,853)
(Loss) / Profit before income tax		(33,386)	320,168	(81,602)	231,732
Income tax	24	7,312	(74,289)	20,260	(36,663)
(Loss) / Profit for the period		(26,074)	245,879	(61,342)	195,069

Attributable to:
Equity holders of the parent		(21,678)	223,782	(54,060)	182,640
Non-controlling interest		(4,396)	22,097	(7,282)	12,429

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(0.037)	0.387	(0.093)	0.316
Diluted		(0.037)	0.387	(0.093)	0.316

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and on October 1st, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Six months		Three months
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
(Loss) / Profit for the period	(26,074)	245,879	(61,342)	195,069
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	71,776	23,733	48,483	13,243
Other comprehensive income for the period (i)	71,776	23,733	48,483	13,243
Total comprehensive income for the period	45,702	269,612	(12,859)	208,312

Attributable to:
Equity holders of the parent	29,758	247,203	(17,535)	195,571
Non-controlling interest	15,944	22,409	4,676	12,741

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(21,678)	(21,678)	(4,396)	(26,074)
Other comprehensive income for the period	-	-	-			-	-	-	-	-	51,436	-	51,436	20,340	71,776
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	(21,678)	29,758	15,944	45,702
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Reserve for share-based compensation (Note 32)	-	-	-	-	-	-	11,437	-	-	-	-	-	11,437	398	11,835
Purchase of Treasury stock,	(4,088)	4,088	-	-	(29,627)	-	-	-	-	-	-	-	(29,627)	-	(29,627)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,927)	(1,927)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750	34	784
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,503)	(10,503)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	367	367
Balance at December 31, 2013	574,588	4,088	123,329	793,123	(29,627)	(20,782)	19,695	116,840	375,487	469,831	102,212	(20,928)	2,507,856	389,464	2,897,320

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
(1)	Related to CNV General Resolution No. 609/12. See Note 25.
(2)	Includes Ps. 871 of Inflation adjustment treasury stock. See Note 25.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	419,783	14,502	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	223,782	223,782	22,097	245,879
Other comprehensive income for the period	-	-	-	-	-	-	-	23,421	-	23,421	312	23,733
Total comprehensive income for the period	-	-	-	-	-	-	-	23,421	223,782	247,203	22,409	269,612
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	14,004	72,658	-	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)	-	(180,000)
Acquisition of non-controlling interest by business combination	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(12,915)	-	(12,915)	-	(12,915)
Reserve for share-based compensation (Note 32)	-	-	-	-	3,051	-	-	-	-	3,051	110	3,161
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	(15,690)	(15,690)
Acquisition of additional interest in subsidiaries	-	-	-	(1,142)	-	-	-	-	-	(1,142)	-	(1,142)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	(39,572)	(39,572)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591	35	626
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	4,790	4,790
Balance at December 31, 2012	578,676	123,329	793,123	(16,856)	5,646	85,140	492,441	25,008	619,622	2,706,129	465,233	3,171,362

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	12.31.2013	12.31.2012
Operating activities:
Cash generated by operations	19	572,038	483,749
Income tax and Minimum Presumed Income tax paid		(150,057)	(132,053)
Net cash generated by operating activities		421,981	351,696
Investing activities:
Capital contributions in associates and joint ventures	7	(1,221)	(22,360)
Purchases of associates and joint ventures	3.7.8	(13,057)	(32,000)
Purchases of investment properties	9	(138,366)	(87,757)
Proceeds from sale of investment properties		127,852	81,731
Purchases of property, plant and equipment	10	(7,464)	(7,085)
Purchases of intangible assets	12	(202)	(301)
Purchase of investments in financial assets		(1,330,828)	(570,734)
Proceeds from sale of investments in financial assets		747,872	523,177
Advanced payments		(36,576)	(9,750)
Proceeds from sale of joint ventures		7,736	-
Acquisition of subsidiaries, net of cash acquired		-	(117,874)
Interest received from financial assets		2,971	5,922
Loans granted to associates and joint ventures		-	(131)
Dividends received		15,922	41,918
Net cash used in investing activities		(625,361)	(195,244)
Financing activities:
Proceeds from borrowings		145,057	388,717
Repayments of borrowings		(119,491)	(132,939)
Payment of non-convertible notes		(189,512)	-
Payments of financial leasings		(758)	(558)
Dividends paid		(34,208)	(171,545)
Acquisition of non-controlling interest in subsidiaries		-	(1,142)
Capital contribution of non-controlling interest		367	4,790
Interest paid		(181,310)	(148,042)
Capital reduction of subsidiaries		(1,927)	(39,572)
Loans from associates and joint ventures, net		12,550	48,431
Payment for acquisition of non-controlling interest		-	(3,584)
Repurchase of treasury stock		(29,627)	-
Payment of seller financing of shares		(1,640)	(4,797)
Payments of derivative financial instruments		(1,164)	-
Proceeds from derivative financial instruments		3,060	-
Net cash used in financing activities		(398,603)	(60,241)
Net (decrease) / increase in cash and cash equivalents		(601,983)	96,211
Cash and cash equivalents at beginning of year	19	796,902	259,169
Foreign exchange gain on cash and cash equivalents		30,821	10,657
Cash and cash equivalents at end of period		225,740	366,037

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company” / “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of December 31, 2013, the Group operates in six business segments. See Note 7 to the Condensed Consolidated Financial Statements as of June 30, 2013 for a description of such segments.

Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” are carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”), a company which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ of USA.

Cresud S.A.C.I.F y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issuance by the Board of Directors on February 10, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2013 prepared in accordance with IFRS in force. These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

These Unaudited Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended December 31, 2013 and 2012 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six-month periods ended December 31, 2013 and 2012 results do not necessarily reflect the proportion of the Group’s full-year results.

2.2.           Significant accounting policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013, which are described in Note 2 of the annual consolidated financial statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.4.	Comparative Information

Balance items as of December 31, 2012 and June 30, 2013 shown in these financial statements for comparative purposes arise from Unaudited Condensed Interim Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

2.5.           Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

In November, 2012, the Group took control over Ribgy 183 LLC (“Rigby”), a company that owns a rental office building located in New York, US (see Note 4 to the annual consolidated financial statements). Therefore, balances as of December 31, 2012 include Rigby's operations from the mentioned date.

3.	Acquisitions and disposals

For the six-month period ended as of  December 31, 2013

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10%, of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The transaction price was Ps. 13.0 million, which has already been fully paid. The Group has a warrant to increase its interest in Avenida Inc. up to 37.04%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest in Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event option is exercised, is US$ 8.0 million. Furthermore, in the mentioned agreement a payment of a fixed amount of Ps. 2 million was arranged, which was cancelled, and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years counted from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Condominios del Alto - Performance of Exchange Agreement

On November 14, 2013 Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

Subscription of shares of Dolphin Fund Ltd. (“Dolphin”)

During the six-month period ended December 31, 2013, the Group has invested in participating units of Dolphin Fund Ltd. (a mutual fund) for the amount of US$ 105 million (see Note 39).

4.           Financial risk management and fair value estimates

4.1	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures on financial risk management; therefore they should be read along with the annual consolidated financial statements for the year ended June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since year end. See Note 39 for the effect of subsequent events.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.           Financial risk management and fair value estimates (Continued)

4.2	Fair value estimates

Since June 30, 2013 to the date of these financial statements, there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets and liabilities (either measured at fair value or amortized cost), except for our investment in Supertel Hospitality Inc. ("Supertel"), which fair value was affected by the decrease in the market value of its common shares, because of the suspension of dividends’ payment. This had been decided in order to fortify its financial situation. Furthermore, there have been no transfers between the different hierarchies used to asses the fair value of the Company’s financial instruments. See Note 39 for the effect of subsequent events.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2013:

	December 31, 2013
	Shopping Center	Offices and other properties	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,011,950	149,523	40,979	160,575	39,456	334	1,402,817
Costs	(455,548)	(52,376)	(21,344)	(105,437)	(26,455)	(171)	(661,331)
Gross Profit	556,402	97,147	19,635	55,138	13,001	163	741,486
Gain from disposal of investment property	-	-	7,481	-	-	-	7,481
General and administrative expenses	(51,026)	(21,736)	(19,007)	(28,952)	(9,915)	(55)	(130,691)
Selling expenses	(32,232)	(9,892)	(6,271)	(19,974)	-	317	(68,052)
Other operating results, net	(13,786)	(1,053)	(1,779)	177	187	(2,161)	(18,415)
Profit / (loss) from operations	459,358	64,466	59	6,389	3,273	(1,736)	531,809
Share of profit / (loss) of associates and joint ventures	-	2,842	1,693	310	(49,008)	86,933	42,770
Segment Profit / (Loss) before financial results and income tax	459,358	67,308	1,752	6,699	(45,735)	85,197	574,579
Investment properties	2,296,287	797,348	367,575	-	887,130	-	4,348,340
Property, plant and equipment	17,936	19,880	3,867	162,690	219	-	204,592
Trading properties	-	-	114,587	-	93,420	-	208,007
Goodwill	1,667	9,392	-	-	61,807	-	72,866
Inventories	8,557	-	525	6,918	-	-	16,000
Investments in associates	-	26,936	33,613	21,649	1,208	1,172,048	1,255,454
Operating assets	2,324,447	853,556	520,167	191,257	1,043,784	1,172,048	6,105,259

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended December 31, 2012:

	December 31, 2012
	Shopping Center	Office and other properties	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	802,914	141,110	85,735	116,807	12,100	1,318	1,159,984
Costs	(379,454)	(57,538)	(63,009)	(84,553)	(10,292)	(477)	(595,323)
Gross Profit	423,460	83,572	22,726	32,254	1,808	841	564,661
Gain from disposal of investment properties	-	-	55,959	-	-	-	55,959
General and administrative expenses	(37,398)	(20,930)	(20,060)	(26,095)	(6,638)	(147)	(111,268)
Selling expenses	(25,752)	(5,163)	(9,471)	(13,819)	-	(638)	(54,843)
Other operating results, net	(9,048)	(1,097)	(8,082)	385	134,061	(873)	115,346
Profit / (Loss) from operations	351,262	56,382	41,072	(7,275)	129,231	(817)	569,855
Share of profit / (loss) of associates and joint ventures	-	-	1,053	59	(37,978)	44,833	7,967
Segment profit / (loss) before financial results and income tax	351,262	56,382	42,125	(7,216)	91,253	44,016	577,822
Investment properties	2,192,759	850,305	382,386	-	687,453	-	4,112,903
Property, plant and equipment	14,186	23,437	3,737	174,661	199	-	216,220
Trading properties	-	-	166,603	-	76,504	-	243,107
Goodwill	1,667	9,392	-	-	-	-	11,059
Inventories	9,733	-	480	5,984	-	-	16,197
Investments in associates	-	32,000	26,448	21,315	581	1,063,702	1,144,046
Operating assets	2,218,345	915,134	579,654	201,960	764,737	1,063,702	5,743,532

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Operating results of the Cyrsa S.A., Nuevo Puerto Santa Fe S.A. ("NPSF"), Canteras Natal Crespo S.A. (for the comparative period), Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. joint ventures have been presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	December 31, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per statements of income
Revenues	1,402,817	(28,416)	(441)	1,373,960
Costs	(661,331)	19,461	-	(641,870)
Gross profit	741,486	(8,955)	(441)	732,090
Gain from disposal of investment properties	7,481	-	-	7,481
General and administrative expenses	(130,691)	516	796	(129,379)
Selling expenses	(68,052)	2,224	67	(65,761)
Other operating results, net	(18,415)	1,493	(422)	(17,344)
Profit from operations	531,809	(4,722)	-	527,087
Share of profit of associates and joint ventures	42,770	8,413	-	51,183
Segment profit before financial results and income tax	574,579	3,691	-	578,270

	December 31, 2012
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per statements of income
Revenues	1,159,984	(79,229)	(719)	1,080,036
Costs	(595,323)	60,611	-	(534,712)
Gross profit	564,661	(18,618)	(719)	545,324
Gain from disposal of investment properties	55,959	-	-	55,959
General and administrative expenses	(111,268)	1,342	940	(108,986)
Selling expenses	(54,843)	6,259	52	(48,532)
Other operating results, net	115,346	36	(273)	115,109
Profit from operations	569,855	(10,981)	-	558,874
Share of profit of associates	7,967	6,417	-	14,384
Profit Segment before financial results and income tax	577,822	(4,564)	-	573,258

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.             Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

December 31, 2013
Total reportable assets as per segment information	6,105,259
Investment properties	(160,861)
Property, plant and equipment	(110)
Trading properties	(7,638)
Goodwill	(5,234)
Inventories	(170)
Investments in associates and joint ventures	273,395
Total assets as per the statements of financial position	6,204,641

6.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Summarized statements of financial position

	Panamerican Mall S.A. (“PAMSA”)		Rigby
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
ASSETS
Total non-current assets	594,389	623,809	914,032	761,997
Total current assets	273,975	191,911	22,187	18,088
TOTAL ASSETS	868,364	815,720	936,219	780,085
LIABILITIES
Total non-current liabilities	19,624	23,239	534,203	439,432
Total current liabilities	63,786	58,681	3,538	5,961
TOTAL LIABILITIES	83,410	81,920	537,741	445,393
NET ASSETS	784,954	733,800	398,478	334,692

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	PAMSA		Rigby
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenues	126,182	103,115	39,456	12,100
Profit before income tax	79,337	46,334	1,679	(4,046)
Income tax expense	(28,318)	(16,905)	-	-
Profit for the period	51,019	29,429	1,679	(4,046)
Total comprehensive income for the period	51,019	29,429	1,679	(4,046)
Profit attributable to non-controlling interest	10,204	5,886	428	(1,225)
Dividends paid to non-controlling interest	-	5,000	-	-

Summarized cash flows

	PAMSA		Rigby
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Net cash generated by operating activities	71,410	56,027	11,790	1,723
Net cash used in investing activities	(69,708)	(40,365)	(2,887)	(1,381)
Net cash used in financing activities	(4,404)	(25,133)	(7,556)	3,697
Net increase in cash and cash equivalents	(2,702)	(9,471)	1,347	4,039
Foreign exchange gain on cash and cash equivalents	617	818	2,581	206
Cash and cash equivalents at beginning of period	11,416	29,885	11,491	486
Cash and cash equivalents at end of period	9,331	21,232	15,419	4,731

The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures

As of December 31 and June 30, 2013, the joint ventures of the Group were Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., NPSF and Entertainment Holding S.A. ("EHSA"). The shares in these joint ventures are not publicly traded.

In November 29, 2012, the Group acquired shares of common stock, representing 50% of EHSA´s capital stock and votes, for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized a goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. The Company is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Beginning of period / year	287,846	228,970
Acquisition of joint ventures	(12)	25,899
Capital contributions	1,221	29,828
Sale of joint ventures	-	(5,774)
Cash dividends (ii)	-	(1,250)
Share of profit, net	11,253	10,173
End of period / year	(i) 300,308	287,846

(i)	Includes a balance of Ps. (23) reflecting interests in companies with negative equity as of December 31, 2013 which are disclosed in “Provisions” (see Note 22).
(ii)	During the year ended June 30, 2013, the Group cashed dividends from Nuevo Puerto Santa Fe S.A. in the amount of Ps. 1.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

During the current period, the Group has acquired interests in associates Avenida Inc. and Avenida Compras S.A. (see Note 3). Consequently, as of December 31, 2013 the associates of the Group are New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”), Bitania 26 S.A., Avenida Inc. and Avenida Compras S.A..

Changes in the Group’s investments in associates for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	1,096,999	1,216,845
Acquisition of associates	13,057	-
Capital contributions	-	37,610
Share of profit, net	39,930	(17,564)
Currency translation adjustment	(14,034)	(1,300)
Cash dividends (ii)	(9,977)	(35,277)
Decrease for the taking over	-	(103,315)
End of the period / year (i)	1,125,975	1,096,999

(i) Includes Ps. (102,543) and Ps. (39,091) reflecting interests in companies with negative equity as of December 31, 2013 and June 30, 2013, respectively, which are disclosed in “Provisions” (see Note 22).
(ii)During the period, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively. During the year ended June 30, 2013, the Group cashed dividends from Manibil S.A. and BHSA in the amount of Ps. 4.8 million and Ps. 30.5 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Shopping Center	Office and other rental properties	Undeveloped parcel of lands	Properties under development	Total
At July 1st, 2012:
Costs	3,048,649	1,049,407	365,828	50,262	4,514,146
Accumulated depreciation	(1,097,669)	(141,251)	-	-	(1,238,920)
Residual value	1,950,980	908,156	365,828	50,262	3,275,226
Year ended June 30, 2013
Opening residual value	1,950,980	908,156	365,828	50,262	3,275,226
Additions	51,231	13,270	1,768	144,187	210,456
Currency translation adjustment	-	77,769	-	-	77,769
Acquisition of subsidiaries	-	679,219	-	-	679,219
Transfers	(86)	86	-	-	-
Disposals	(65)	(62,792)	-	-	(62,857)
Depreciation charge (i)	(142,162)	(45,121)	-	-	(187,283)
Residual value at year end	1,859,898	1,570,587	367,596	194,449	3,992,530
At June 30, 2013:
Costs	3,099,729	1,755,496	367,596	194,449	5,417,270
Accumulated depreciation	(1,239,831)	(184,909)	-	-	(1,424,740)
Residual value	1,859,898	1,570,587	367,596	194,449	3,992,530
Period ended December 31, 2013:
Opening residual value	1,859,898	1,570,587	367,596	194,449	3,992,530
Additions	13,420	12,375	111	112,460	138,366
Currency translation adjustment	-	155,049	-	-	155,049
Disposals	-	(1,435)	-	-	(1,435)
Depreciation charge (i)	(67,700)	(29,331)	-	-	(97,031)
Residual value at period end	1,805,618	1,707,245	367,707	306,909	4,187,479
At December 31, 2013:
Costs	3,113,149	1,921,485	367,707	306,909	5,709,250
Accumulated depreciation	(1,307,531)	(214,240)	-	-	(1,521,771)
Residual value	1,805,618	1,707,245	367,707	306,909	4,187,479

(i) Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 28).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.           Investment properties (Continued)

The following amounts have been recognized in the statements of income:

	December 31, 2013	December 31, 2012
Rental and service income	1,189,911	945,352
Direct operating expenses	(528,259)	(442,355)
Gain from disposal of investment properties	7,481	55,959

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of December 31, 2013 and June 30, 2013 works in Shopping Neuquén S.A. amount to Ps. 74,944 and Ps. 43,138, respectively. Works in Arcos del Gourmet as of December 31, 2013 and June 30, 2013 amount to Ps. 216,967 and Ps. 136,313, respectively.

As of December 31, 2013 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Hotels buildings and facilities	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2012:
Costs	376,671	61,291	13,394	78,370	512	530,238
Accumulated depreciation	(194,849)	(30,533)	(9,513)	(66,805)	(505)	(302,205)
Residual value	181,822	30,758	3,881	11,565	7	228,033
Year ended June 30, 2013
Opening residual value	181,822	30,758	3,881	11,565	7	228,033
Additions	3,872	1,483	585	9,479	-	15,419
Currency translation adjustment	-	-	959	-	-	959
Disposals	-	-	(602)	(3)	-	(605)
Depreciation charge (i)	(17,494)	(6,720)	(783)	(6,129)	(7)	(31,133)
Residual value at year end	168,200	25,521	4,040	14,912	-	212,673
At June 30, 2013:
Costs	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Period ended December 31, 2013
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	1,560	1,179	537	4,188	-	7,464
Currency translation adjustment	-	-	39	-	-	39
Disposals	(2)	-	-	(36)	-	(38)
Depreciation charge (i)	(7,069)	(4,515)	(422)	(3,650)	-	(15,656)
Residual value at period end	162,689	22,185	4,194	15,414	-	204,482
At December 31, 2013:
Costs	382,101	63,952	14,912	91,998	512	553,475
Accumulated depreciation	(219,412)	(41,767)	(10,718)	(76,584)	(512)	(348,993)
Residual value	162,689	22,185	4,194	15,414	-	204,482

(i)     Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the Statement of Income (Note 28).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2012	13,726	82,958	80,139	176,823
Additions	19	1,463	-	1,482
Currency translation adjustment	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,948)	-	-	(5,948)
At June 30, 2013	7,797	163,622	18,695	190,114
Additions	1,400	1,450	-	2,850
Currency translation adjustment	-	11,509	-	11,509
Transfers	7,351	(7,351)	-	-
Disposals	(4,104)	-	-	(4,104)
At December 31, 2013	12,444	169,230	18,695	200,369

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Goodwill	Computer Software	Rights of use (ii)	Others	Total
At July 1st, 2012:
Costs	5,824	16,961	20,873	898	44,556
Accumulated depreciation	-	(14,486)	-	(681)	(15,167)
Residual value	5,824	2,475	20,873	217	29,389
Year ended June 30, 2013:
Opening residual value	5,824	2,475	20,873	217	29,389
Additions	-	791	-	9	800
Currency translation adjustment	5,346	-	-	-	5,346
Acquisition of subsidiaries	45,723	-	-	-	45,723
Amortization charges (i)	-	(1,512)	-	(93)	(1,605)
Residual value at year end	56,893	1,754	20,873	133	79,653
At June 30, 2013:
Costs	56,893	17,752	20,873	907	96,425
Accumulated depreciation	-	(15,998)	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	133	79,653
Period ended December 31, 2013:
Opening residual value	56,893	1,754	20,873	133	79,653
Additions	-	202	-	-	202
Currency translation adjustment	10,739	-	-	-	10,739
Amortization charges (i)	-	(524)	-	(40)	(564)
Residual value at period end	67,632	1,432	20,873	93	90,030
Period ended December 31, 2013:
Costs	67,632	17,954	20,873	907	107,366
Accumulated depreciation	-	(16,522)	-	(814)	(17,336)
Residual value	67,632	1,432	20,873	93	90,030

(i)
Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income (Note 28). There are no impairment charges for any of the years / period presented.

(ii)	Correspond to the project Arcos del Gourmet, which has not been amortized yet because it is still in the development stage.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Inventories

Group’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Hotel supplies	6,918	5,962
Materials and others items of inventories	8,912	10,359
Current inventories	15,830	16,321
Total inventories	15,830	16,321

14.	Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel and the Arcos del Gourmet S.A.´s stock option (with a fair value of zero at the end of the period).

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer “CFO”.

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	64,883	-	-	64,883
- Investment in equity securities in Hersha	36,099	-	-	36,099
- Investment in equity securities in Supertel	-	-	57,408	57,408
- Mutual funds	737,637	-	-	737,637
- Banco Macro bonds	1,141	-	-	1,141
- Don Mario S.G.R.	12,777	-	-	12,777
- Governments Bonds	187,070	-	-	187,070
- Public companies securities	38	-	-	38
Derivative financial instruments:
- Foreign currency contracts	-	22,150	-	22,150
- Interest rate swaps	-	10,226	-	10,226
Cash and cash equivalents:
- Mutual funds	2,615	-	-	2,615
Total assets	1,042,260	32,376	57,408	1,132,044

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Investment in equity securities in Supertel	-	-	139,120	139,120
- Mutual funds	74,957	-	-	74,957
- Mortgage bonds	540	-	-	540
- Non- Convertible Notes related parties (Note 33)	5,136	-	-	5,136
- Banco Macro bonds	781	-	-	781
- Don Mario S.G.R.	11,691	-	-	11,691
- Others	3	-	-	3
- Government Bonds	161,602	-	-	161,602
Derivative financial instruments:
- Interest rate swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents:
- Mutual funds	5,289	-	-	5,289
Total assets	347,021	4,259	156,069	507,349

As of December 31, 2013, the Group has no financial liabilities at fair value.

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign currency-contracts	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the period ended December 31, 2013:

	Shares of Supertel	Warrants of Supertel	Total
Balance at June 30, 2013	139,120	16,949	156,069
Total losses for the period (i)	(81,712)	(16,949)	(98,661)
Balance at December 31, 2013	57,408	-	57,408

(i) The loss is not realized as of December 31, 2013 and is accounted for under “Financial results, net” in the statement of income (Note 31).

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observables in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. As of December 31, 2013, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of 0.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of December 31, 2013, would reduce pre-tax income by Ps. 3.7 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of December 31, 2013, would reduce pre-tax income by Ps. 5.5 million. The rate used as of December 31, 2013 was 14.08%.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market Interest-Rate curve; Foreign exchange curve.
Interest rate swaps	Discounted cash flow	-	Interest rate forward contract
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor curve).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor curve).
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest Rate

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Restricted assets

Group’s restricted assets as of  December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Deposit in escrow	13,333	10,881
Total non-current restricted assets	13,333	10,881
Current
Deposit in escrow	923	1,022
Total current restricted assets	923	1,022
Total restricted assets	14,256	11,903

16.	Trade and other receivables

Group’s trade and other receivables as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Non-current
Trade, leases and services receivables	62,039	58,783
Consumer financing receivables	-	214
Less: allowance for trade receivables	(2,208)	(2,266)
Total Non-current trade receivables	59,831	56,731
Trade receivables of joint venture	2,592	2,147
VAT receivables	18,741	19,345
Loans granted	1,230	-
Prepaid expenses	9,401	5,210
Others	2,631	686
Total Non-current other receivables	34,595	27,388
Related parties (Note 33)	1,076	1,007
Total non-current trade and other receivables	95,502	85,126

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Trade and other receivables (Continued)

	December 31, 2013	June 30, 2013
Current
Consumer financing receivables	15,047	15,735
Sale, leases and services receivables	310,179	376,431
Receivables from hotel operations	34,171	26,201
Checks to be deposited	126,299	147,866
Trade and lease debtors under legal proceedings	53,535	50,145
Less: allowance for trade receivables	(77,126)	(76,684)
Total current trade receivables	462,105	539,694
Joint ventures receivables	15,639	20,555
VAT receivables	7,240	19,656
Other tax receivables	8,411	13,426
Loans granted	7,707	47,274
Prepaid expenses	32,622	49,271
Advance to vendors	77,719	40,710
Dividends received	3,427	2,828
Others	14,297	11,672
Less: allowance for other receivables	(198)	(198)
Total current other receivables	166,864	205,194
Related parties (Note 33)	20,196	24,445
Total current trade and other receivables	649,165	769,333
Total trade and other receivables	744,667	854,459

Movements on the Group’s allowance for trade and other receivables are as follows:

	December 31, 2013	June 30, 2013
Beginning of the period /year	79,148	68,107
Additions	7,926	18,792
Unused amounts reversed	(5,234)	(5,967)
Used during the period / year	(2,308)	(1,549)
Receivables written off	-	(235)
End of the period / year	79,532	79,148

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Investments in financial assets

Group’s investments in financial assets as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A.	64,883	56,859
Investment in equity securities in Hersha	36,099	30,163
Investment in equity securities in Supertel	57,408	139,120
Don Mario S.G.R.	10,000	10,060
Mutual funds (Note 33) (i)	698,264	17,249
Others	-	3
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 33)	7,000	14,001
Total investments in non-current financial assets	873,654	267,455
Current
Financial assets at fair value
Mutual funds	39,373	57,708
Mortgage bonds (Note 33)	-	540
Banco Macro bonds	1,141	781
Don Mario S.G.R.	2,777	1,631
Non-Convertible Notes related parties (Note 33)	-	5,136
Public companies securities	38	-
Government bonds	187,070	161,602
Financial assets at amortized cost
Non- Convertible Notes related parties (Note 33)	16,950	16,655
Total investments in current financial assets	247,349	244,053
Total investments in financial assets	1,121,003	511,508

(i)	During the period ended December 31, 2013, the Group has subscribed shares of Dolphin Fund Ltd. For an amount of US$ 105 million (see Note 39)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Derivative Financial instruments

Group’s derivative financial instruments as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Assets
Non-current
Interest rate swaps	8,367	4,259
Warrants of Supertel	-	16,949
Total non-current derivative financial instruments	8,367	21,208

Current
Interest rate swaps	1,859	-
Foreign currency contracts (Note 33)	22,150	-
Total current derivative financial instruments	24,009	-
Total assets	32,376	21,208

Liabilities
Current
Foreign currency-contracts	-	(1,732)
Total current derivative financial instruments	-	(1,732)
Total derivative financial instruments	32,376	19,476

19.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	208,320	725,220
Time deposits in local currency	14,805	66,393
Mutual funds	2,615	5,289
Total cash and cash equivalents	225,740	796,902

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2013 and 2012:

	Note	December 31, 2013	December 31, 2012
(Loss) / Profit for the period		(26,074)	245,879
Adjustments for:
Income tax expense	24	(7,312)	74,289
Retirement of obsolete properties, plant and equipment	10	38	243
Amortization and depreciation	28	113,251	107,095
Gain from disposal of investment properties	9	(7,481)	(55,959)
Dividends earned	31	(6,510)	(14,017)
Share-based payments	32	11,835	3,161
Profit / (loss) from purchase of subsidiaries and joint ventures	7	12	(137,062)
(Gain) / loss on derivative financial instruments	31	(13,552)	1,162
Changes in fair value of investments in financial assets	31	(40,985)	(48,536)
Interest expense, net	31	172,382	138,690
Provisions and allowances		48,607	52,958
Share of profit of associates and joint ventures	7.8	(51,183)	(14,384)
Loss / (gain) on repurchase of Non-Convertible notes	31	12,874	(42)
Unrealized foreign exchange loss, net		453,851	140,250
Changes in operating assets and liabilities:
Decrease / (Increase) in inventories		491	(480)
Decrease / (Increase) in trading properties		1,254	(1,633)
Decrease / (Increase) in trade and other receivables		46,147	(54,288)
(Decrease) / Increase in trade and other payables		(131,697)	49,007
Decrease in salaries and social security liabilities		(3,296)	(2,446)
Decrease in provisions		(614)	(138)
Net cash generated by operating activities before income tax paid		572,038	483,749
The following table shows a detail of non-cash transactions occurred in the periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Increase in investments in financial assets through an increase in borrowings	-	18,767
Reimbursement of expired dividends	784	626
Dividends payable	72,182	55,382
Increase of investment properties through a decrease in property, plant and equipment	-	4,669
Increase in borrowings through a decrease in dividends payable	160,173	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Trade and other payables

Group’s trade and other payables as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Admission rights	114,666	112,655
Sale and rent payments received in advance	57,329	53,301
Guarantee deposits	19,206	17,350
Non-current trade payables	191,201	183,306
Tax payment facilities plan	14,663	15,640
Deferred income tax	8,505	8,637
Others	3,225	3,515
Non-current other payables	26,393	27,792
Related parties (Note 33)	248	20
Non-current trade and other payables	217,842	211,118
Current
Trade payables	63,435	59,637
Accrued invoices	93,236	76,339
Guarantee deposits	8,430	5,974
Admission rights	105,459	98,656
Sale and rent payments received in advance	183,520	191,478
Current trade payables	454,080	432,084
VAT payables	22,573	26,718
Deferred revenue	266	1,087
Other tax liabilities	36,410	30,889
Dividends payable to non-controlling shareholders	73,901	8,562
Others	7,829	6,399
Current other payables	140,979	73,655
Related parties (Note 33)	49,045	171,271
Current trade and other payables	644,104	677,010
Total trade and other payables	861,946	888,128

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of December 31 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-Current
Social security payable	4,447	3,160
Total Non-Current salaries and social security liabilities	4,447	3,160

Current
Provision for vacation, bonuses and others	27,971	32,080
Social security payable	15,270	16,628
Others	1,186	302
Current salaries and social security liabilities	44,427	49,010
Total salaries and social security liabilities	48,874	52,170

22.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in associates and joint ventures (*)	Total
At June 30, 2013	31,010	1,686	39,091	71,787
Additions	11,004	296	49,249	60,549
Recovery	(5,132)	(430)	-	(5,562)
Used during the period	(614)	-	-	(614)
Currency translation adjustment	-	-	14,226	14,226
At December 31, 2013	36,268	1,552	102,566	140,386
(*)	Corresponds to equity interests with negative equity.

The breakdown of current and non-current provisions is as follows:

	December 31, 2013	June 30, 2013
Non-current	127,163	57,737
Current	13,223	14,050
	140,386	71,787

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings

The breakdown of the Group borrowings as of December 31, 2013 and June 30, 2013 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Principal nominal value	December 31, 2013	June 30, 2013
Non-current
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	918,903	784,855
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	110,000	702,432	575,705
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	957,864	789,655
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	1,800	15,163	14,900
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	61,972	49,327
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	2,700	18,457	14,144
Bank loans	Unsecured	Ps.	Fixed	15.25%	5,932	5,157	-
Syndicated loan (iv)	Unsecured	Ps.	Fixed	-	215,890	125,539	175,604
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	25,778	12,808	19,163
Banco M&T loan	Secured	US$	Floating	Libor + 2.55%	75,000	484,415	399,691
Related party (Note 33)	Unsecured	Ps.	Floating	Badlar	97,104	119,457	98,328
Finance lease obligations	Secured	US$	Fixed	7.5%	499	1,160	1,270
Total Non-current borrowings						3,423,327	2,922,642

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal value of share capital	December 31, 2013	June 30, 2013
Current
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	30,939	26,675
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	120,000	4,613	5,499
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	49,290	40,604
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar 2.49	153,152	-	52,240
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	8,458	55,663	137,750
Short-term loans	Unsecured	Ps.	Fixed	15.25%	5,932	646	-
Bank overdrafts	Unsecured	Ps.	Floating	-	-	435,969	418,730
Syndicated loan (iv)	Unsecured	Ps.	Fixed	-	215,890	89,135	51,005
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	15.01%	25,778	12,884	9,625
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	1,800	1,868	12,809
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	2,073	3,397
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	-	-	11,408
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	1,800	15,428	1,544
Related parties (Note 33)	Unsecured	US$	Fixed	1.5%	26,441	172,768	-
Finance lease obligations	Secured	US$	Fixed	7.5%	499	1,502	1,243
Total Current borrowings						872,778	772,529
Borrowings						4,296,105	3,695,171

NCN: Non-convertible notes.

(i) Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii) Seller financing - Arcos del Gourmet S.A. (intangible assets).
(ii) Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
(iv) On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 33).
(v) On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013.
(vi) Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Borrowings (Continued)

During the period ended December 31, 2013, the Group through APSA, acquired nominal value 770,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 7.2 million and nominal value 1,000,000 of IRSA´s Non-convertible Notes due 2017, for a total amount of Ps. 8.5 million. In addition, during the same period, the Group through PAMSA, acquired nominal value 3,125,000 of IRSA´s Non-convertible Notes due 2020, for a total amount of Ps. 25.8 million. This acquisitions of own Non-convertible Notes generated a loss of Ps. 12.9 million included in “Financial results, net”.

24.	Tax

The details of the provision for the Group’s income tax, were as follows:

	December 31, 2013	December 31, 2012
Current income tax	(143,166)	(102,916)
Deferred income tax	150,478	28,627
Income tax gain	7,312	(74,289)

The gross movement on the deferred income tax account is as follows:

	December 31, 2013	June 30, 2013
Beginning of the period /year	(310,700)	(376,977)
Acquisition of subsidiary	-	(26,103)
Currency translation adjustment	(6,289)	(4,068)
Income tax and deferred income tax	150,478	96,448
End of the period / year	(166,511)	(310,700)

The Group did not recognize deferred income tax assets of Ps. 33.2 million and Ps. 32.5 million as of December 31 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Tax (Continued)

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	(2,685)	122,628
Permanent differences:
Share of loss of associates and joint ventures	(17,914)	(5,034)
Unrecognized tax losses	22,087	(23,151)
Non-taxable income	(12,117)	(17,885)
Others	3,317	(2,269)
Income tax gain	(7,312)	74,289

25.	Shareholders’ Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10.00 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the period ended December 31, 2013, the Company repurchased 256,624 common shares (nominal value Ps. 1 per share) for a total of Ps. 2.6 million and 350,977 GDS (representing 3,509,770 common shares) for a total amount of US$ 4.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Shareholders’ Equity (Continued)

Dividends

Dividends approved for distribution among shareholders for the year ended June 30, 2013 amounted to Ps. 250 million, which were approved at the Annual General Shareholders’ Meeting on October 31, 2013.

During the period ended December 31, 2013, the Company has paid dividends for an amount of Ps. 34.2 million.

26.	Revenues

	December 31, 2013	December 31, 2012
Base rent	499,306	385,864
Contingent rent	178,997	143,077
Admission rights	60,046	51,433
Averaging scheduled rent escalation	13,581	9,344
Parking fees	40,032	30,792
Letting fees	16,825	13,053
Service charges	365,784	293,683
Property management fee	13,035	16,317
Others	2,305	1,789
Total rental and service income	1,189,911	945,352
Sale of trading properties	23,140	16,559
Revenue from hotel operations	160,575	116,807
Consumer financing	334	1,318
Total other revenues	184,049	134,684
Total revenues	1,373,960	1,080,036

27.	Cost

	December 31, 2013	December 31, 2012
Costs of rental and services	528,259	442,355
Costs of sale and development	8,003	7,327
Costs from hotel operations	105,437	84,553
Costs from consumer financing	171	477
Total costs	641,870	534,712

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the period ended December 31, 2013:

	Group Costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	694	6,578	-	279	3,659	490	11,700
Depreciation and amortization	242	104,766	-	5,511	2,623	109	113,251
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,692	2,692
Advertising and other selling expenses	-	94,259	-	2,078	-	12,873	109,210
Taxes, rates and contributions	1,314	38,800	-	243	3,162	33,666	77,185
Maintenance, security, cleaning, repairs and others	1,761	118,570	-	12,358	7,291	303	140,283
Fees and payments for services	28	14,144	169	1,006	17,699	2,966	36,012
Directors’ fees	-	-	-	-	40,177	-	40,177
Salaries, social security costs and other personnel expenses	77	143,855	-	59,407	45,442	10,482	259,263
Cost of sale of properties	3,862	-	-	6,374	-	-	10,236
Food, beverage and other lodging expenses	-	-	-	17,962	3,211	1,633	22,806
Others	25	7,287	2	219	6,115	547	14,195
Total expenses by nature	8,003	528,259	171	105,437	129,379	65,761	837,010

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Expenses by nature (Continued)

For the period ended December 31, 2012:

	Group costs
	Cost of sale and development	Cost of rental and services	Cost from consumer financing	Cost from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	919	11,553	-	134	467	433	13,506
Depreciation and amortization	316	97,548	-	5,872	3,253	106	107,095
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,480	2,480
Advertising and other selling expenses	-	71,813	-	2,452	-	8,919	83,184
Taxes, sales and contributions	605	29,543	-	-	2,637	25,157	57,942
Maintenance, security, cleaning, repair and others	877	103,447	29	10,978	5,313	311	120,955
Fees and payments for services	86	11,305	441	779	20,147	1,594	34,352
Directors’ fees	-	171	-	-	41,618	-	41,789
Salaries, social security costs and other personnel expenses	284	112,337	3	46,365	29,056	8,116	196,161
Cost of sale of properties	4,222	-	-	-	-	-	4,222
Food, beverage and other lodging expenses	-	-	-	17,645	1,443	391	19,479
Others	18	4,638	4	328	5,052	1,025	11,065
Total expenses by nature	7,327	442,355	477	84,553	108,986	48,532	692,230

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Employee costs

	December 31, 2013	December 31, 2012
Salaries, bonuses and social security expenses	247,021	193,000
Equity incentive plan cost	11,835	3,161
Defined contribution plan cost	407	-
Total employee costs	259,263	196,161

30.	Other operating results, net

	December 31, 2013	December 31, 2012
Gain from purchase of subsidiaries	-	137,062
Tax on shareholders´ personal assets	(2,582)	(3,571)
Donations	(7,534)	(4,068)
Judgments and other contingencies (1)	(6,865)	(11,110)
Others	(363)	(3,204)
Total other operating results, net	(17,344)	115,109
(1)	Includes legal expenses.

31.	Financial result, net

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	33,013	13,388
- Foreign exchange	20,732	30,517
- Dividends income	6,510	14,017
- Gain from repurchase of non-convertible Notes	-	42
Total finance income	60,255	57,964
Finance costs:
- Interest expense	(205,395)	(152,078)
- Foreign exchange	(496,636)	(185,279)
- Less from repurchase of non-convertible Notes	(12,874)	-
- Other finance costs	(26,200)	(23,792)
Subtotal finance costs	(741,105)	(361,149)
Less: Finance costs capitalized	14,657	2,721
Total finance costs	(726,448)	(358,428)
Other finance costs:
- Fair value gain of financial assets at fair value through profit or loss, net	40,985	48,536
- Gain / (Loss) on derivative financial instruments, net	13,552	(1,162)
Total other finance costs	54,537	47,374
Total financial results, net	(611,656)	(253,090)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Share-based payments

Equity incentive plan

The Group incurred a charge of Ps. 11,835 million and Ps. 3,161 million for the six-month periods ended December 31, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan and were granted 1,713,059 shares over the period.

33.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of December 31, 2013:

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current	current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	1,748	-	(1,507)	-	-	-
	Corporate services	-	-	-	-	-	(28,238)	-	-	-
	Sale of goods and services	-	-	-	701	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(172,706)	-
	Non-Convertible Notes	7,000	16,950	-	-	-	-	(45,679)	(1,658)	-
	Shared based payments	-	-	-	1,097	-	-	-	-	-
Total Parent Company		7,000	16,950	-	3,546	-	(29,745)	(45,679)	(174,364)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	1,673	-	(1,451)	-	-	-
	Borrowings	-	-	-	-	-	-	(32,780)	(17,221)	-
	Derivatives	-	-	-	-	-	-	-	-	22,150
	Leases and/or rights of use	-	-	-	141	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	613	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,841	-	-	-	-	-
Banco de crédito y securitización	Reimbursement of expenses	-	-	-	35	-	-	-	-	-
	Leases and/or rights of use	-	-	-	235	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(228)	(401)	-	-	-
	Reimbursement of expenses	-	-	-	695	-	-	-	-	-
Total Associates		-	-	-	5,233	(228)	(1,852)	(32,780)	(17,221)	22,150

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
Related party	Description of transaction	non-current	current	non-current	Current	non-current	current	non-current	current	current
Joint ventures
	Contributions to be paid in	-	-	-	135	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	8	-	-	-	-	-
	Borrowings	-	-	1,074	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	17	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	98	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(114,457)	-	-
	Reimbursement of expenses	-	-	2,000	57	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	495	-	-	-	(62)	-
	Proceeds from leasing	-	-	-	6	-	(13)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(279)	-	-	-
	Management fees	-	-	-	1,399	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-	-
	Borrowings	-	-	-	4,371	-	-	-	-	-
	Reimbursement of expenses	-	-	-	196	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	68	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	86	-	-	-	-	-
Total Joint Ventures		-	-	1,076	7,037	-	(337)	(114,457)	(62)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current	current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	1	-	(7)	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	4	-	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	4	-	-	-	-	-
Exportaciones Agroindustriales	Reimbursement of expenses	-	-	-	-	-	(81)	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	113	-	(30)	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	4	-	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	4	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	132	-	(118)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	2,720	-	(41)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-	10	-	(428)	-	-	-
Dolphin Fund Ltd.	Subscription	698,264	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	9	-	(3)	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	92	-	-	-	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-	-	-	(25)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	59	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contributions	-	-	-	-	-	(7)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	165	-	(4)	-	-	-
IRSA Developments LP	Capital contributions	-	-	-		-	(4)	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	57	-	(5)	-	-	-
	Leases and/or rights of use	-	-	-	697	-	(3)	-	-	-
Total Other related parties		698,264	-	-	3,946	-	(520)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings	Derivative financial instruments
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current	current
Directors and Senior Management
Directors	Fees	-	-	-	302	-	(16,397)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(76)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	302	(20)	(16,473)	-	-	-
Total		705,264	16,950	1,076	20,196	(248)	(49,045)	(192,916)	(191,647)	22,150

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current
Parent company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	480	-	(10,565)	-	-
	Corporate services	-	-	-	-	-	(33,927)	-	-
	Sale of real estate property	-	-	-	701	-	-	-	-
	Non-Convertible Notes	14,001	16,655	-	-	-	-	-	-
	Shared based payments	-	-	-	1,331	-	-	-	-
Total Parent company		14,001	16,655	-	2,512	-	(44,492)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-Convertible Notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	11	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Manibil S.A.	Reimbursement of expenses	-	-	-	-	-	(781)	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1,000)	-	-
Total Associates		-	5,676	-	4,100	-	(1,154)	(35,557)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current
Joint Ventures
Baicom Networks S.A.	Management fees	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(98,328)	-
	Reimbursement of expenses	-	-	-	84	-	(254)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(141)	-	-
	Proceeds from leasing	-	-	-	11	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(248)	-	-
	Management fees	-	-	-	629	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Borrowings	-	-	-	3,916	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Borrowings	-	-	-	500	-	-	-	-
Total Joint Ventures		-	-	1,007	5,867	-	(703)	(98,328)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

		Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
Related party	Description of transaction	non-current	current	non-current	current	non-current	current	non-current	current
Subsidiaries of the parent company
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	49	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	39	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	40	-	(8)	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	38	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	9	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	223	-	(8)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,570	-	(41)	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	14	-	-	-	-
	Legal services	-	-	-	22	-	(979)	-	-
Dolphin Fund Ltd.	Subscription	17,249	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Elsztain Realty Partners	Reimbursement of capital	-	-	-	-	-	(105,325)	-	-
Decater	Reimbursement of capital	-	-	-	-	-	(6,661)	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	-	261	-	(3)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Total Other related parties		17,249	-	-	4,144	-	(113,091)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Investments in financial assets	Trade and other receivables	Trade and other receivables	Trade and other payables	Trade and other payables	Borrowings	Borrowings
		non-current	current	non-current	current	non-current	current	non-current	current
Directors and Senior Management
Directors	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	-	-	7,599	(20)	(11,823)	-	-
Total		31,250	22,331	1,007	24,445	(20)	(171,271)	(133,885)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	827	-	(45,719)	-	(10,376)	-	-
Total Parent company	827	-	(45,719)	-	(10,376)	-	-
Associates
Banco Hipotecario S.A.	262	-	-	-	22,358	-	-
Banco de crédito y securitización	178	-	-	-	-	-	-
Tarshop S.A.	3,777	(239)	-	-	-	-	-
Total Associates	4,217	(239)	-	-	22,358	-	-
Join Ventures
Baicom Networks S.A.	-	6	-	-	59	-	-
Cyrsa S.A.	-	-	-	-	(8,628)	-	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	456	-	-
Quality Invest S.A.	-	108	-	-	-	-	-
Total Join Ventures	(230)	1,100	-	-	(8,113)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(1,201)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,450)	-
Isaac Elsztain e hijos S.C.A.	(219)	-	-	-	-	-	-
Dolphin Fund Ltd.	-	-	-	-	286	-	-
Hamonet S.A.	(114)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	151	-	-
Total Other related parties	(333)	-	-	(1,201)	437	(1,450)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(29,661)
Total Directors and Senior Management	-	-	-	-	-	-	(29,661)
Total	4,481	861	(45,719)	(1,201)	4,306	(1,450)	(29,661)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2012:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent company
Cresud S.A.C.I.F. y A.	704	(12,272)	(33,048)	-	3,241	-	-
Total Parent company	704	(12,272)	(33,048)	-	3,241	-	-
Associates
Banco Hipotecario S.A.	-	-	-	-	-	-	-
Tarshop S.A.	2,730	-	153	-	(189)	-	-
Total Associates	2,730	-	153	-	(189)	-	-
Join Ventures
Baicom Networks S.A.	-	6	-	-	47	-	-
Canteras Natal Crespo S.A.	-	48	-	-	5	-	-
Cyrsa S.A.	-	-	-	-	(2,792)	-	-
Nuevo Puerto Santa Fe S.A.	-	-	-	-	-	-	705
Puerto Retiro S.A.	-	-	-	-	189	-	-
Quality Invest S.A.	-	-	-	-	10	-	108
Total Join Ventures	-	54	-	-	(2,541)	-	813
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(7,169)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,420)	-
Isaac Elsztain e hijos S.C.A.	-	-	-	-	-	-	-
Consultores Assets Management S.A.	80	-	-	-	-	-	-
Hamonet S.A.	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	103	-	-
Total Other related parties	80	-	-	(7,169)	103	(1,420)	-
Directors and Senior Management
Directors	-	(41,618)	-	-	-	-	-
Total Directors and Senior Management	-	(41,618)	-	-	-	-	-
Total	3,514	(53,836)	(32,895)	(7,169)	614	(1,420)	813

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

35.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 9 Investment properties and Note 10 Property, plant and equipment
Exhibit B - Intangible assets	Note 12 Intangible assets
Exhibit C - Equity investments	Note 36 Equity investments
Exhibit D - Other investments	Note 14 Financial instruments by category
Exhibit E – Provisions	Note 16 Trading and other receivables and Note 22 Provisions
Exhibit F - Cost of sales and services provided	Note 37 Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 38 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Equity investments

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Joint Ventures
Baicom Networks S.A.	Common shares 1 vote	4,701,455	3,218	3,035	Not publicly traded	Real estate	Argentina	12.31.13	9,403	(414)	6,436	50.00%
	Irrevocable contributions		-	390
	Higher value		276	276

Cyrsa S.A.	Common shares 1 vote	119,608,531	137,847	129,627	Not publicly traded	Real estate	Argentina	12.31.13	239,217	16,441	275,694	50.00%

Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	22,783	12,709	Not publicly traded	Investment	Argentina	12.31.13	44,791	(5,786)	47,009	50.00%
	Irrevocable contributions		721	-
	Goodwill		26,647	24
	Higher value		(23,192)	10,652

Entretenimiento Universal S.A.	Common shares 1 vote	300	(23)	-	Not publicly traded	Event organization and others	Argentina	12.31.13	12	(2) 61	929	50.00%

Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	277,500	18,549	16,504	Not publicly traded	Commercial real estate	Argentina	12.31.13	27,750	4,091	37,099	50.00%
	Goodwill		4,068	4,155
	Higher value		1,323	1,323

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Value recorded as of 12.31.13	Main activities	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Puerto Retiro S.A.	Common shares 1 vote	23,067,250	14,848	15,696	Not publicly traded	Real estate	Argentina	12.31.13	46,135	(1,696)	29,696	50.00%
	Higher value		29,209	29,209

Quality Invest S.A.	Common shares 1 vote	69,814,342	62,505	63,210	Not publicly traded	Real estate	Argentina	12.31.13	139,628,684	(1,410)	126,010	50.00%
	Irrevocable contributions		500	-
	Goodwill		3,911	3,911
	Higher value		(2,882)	(2,875)
Total Joint Ventures			300,308	287,846
Associates
Avenida Compras	Common shares 1 vote	23,077	(9)	-	Not publicly traded	E-commerce	Argentina	12.31.13	1,100	(470)	12,670	2.10%
	Goodwill		18	-

Avenida Inc.	Common shares 1 vote	3,703,704	9,161	-	Not publicly traded	Investment	U.S.A.	12.31.13	(3) 2,000	(3) 499	(3) 2,210	24.79%
	Higher value		4,595	-

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	11,773	9,901	Not publicly traded	Financial	Argentina	12.31.13	62,500	39,327	184,430	6.38%

Banco Hipotecario S.A. (1)	Common shares 1 vote	446,515,208	1,115,216	1,036,669	1.78	Financial	Argentina	12.31.13	1,500,000	420,950	3,846,935	29.77%
	Higher value		(1,386)	(371)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activities	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Bitania 26 S.A.	Common shares 1 vote	4,724,203	11,604	11,069	Not publicly traded	Real estate	Argentina	12.31.13	20,000	1,091	23,681	49.00%
	Goodwill		1,736	1,736
	Higher value		8,309	8,535

Lipstick Management LLC	Common shares 1 vote	N/A	1,208	799	Not publicly traded	Management company	U.S.A.	12.31.13	N/A	446	2,441	49.00%

Manibil S.A.	Common shares 1 vote	30,397,880	33,604	26,250	Not publicly traded	Real estate	Argentina	12.31.13	62,037	3,455	68,580	49.00%
	Irrevocable contributions		-	6,500
	Goodwill		10	10

New Lipstick LLC	Common shares 1 vote	N/A	(102,543)	(39,091)	Not publicly traded	Real State	U.S.A.	12.31.13	N/A	(98,459)	(395,629)	49.87%

Tarshop S.A.	Common shares 1 vote	133,796,440	37,965	39,140	Not publicly traded	Consumer financing	Argentina	12.31.13	133,796	(13,761)	189,826	20.00%
	Higher value		(5,286)	(4,148)
Total Associates			1,125,975	1,096,999
Total investments in associates and joint ventures			1,426,283	1,384,845

(1) The balances correspond to the financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.
(2) Correspond to the result of the year beginning January 1, 2013 and ended December 31, 2013.
(3) Amounts stated in US dollars (US$).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Cost of sales and services provided

		12.31.13				12.31.12
Item	Service and other operating costs	Sale of	Hotels	Others	Total	Total
		trading properties
Inventories at the beginning of the year	-	190,114		-	196,077	181,615
			5,963
Currency translation adjustment	-	11,509	-	-	11,509	9,210
Additions	-	2,850	956	-	3,806	7,047
Sales	-	(4,104)	-	-	(4,104)	(4,222)
Expenses incurred (Note 28)	528,259	8,003	105,437	171	641,870	534,712
Inventories at the end of the period	-	(200,369)		-	(207,288)	(193,650)
			(6,919)
Costs at 12.31.13	528,259	8,003	105,437	171	641,870	-
Costs at 12.31.12	442,355	7,327	84,553	477	-	534,712

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Totals as of 12.31.13	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.13
Assets
Trade and other receivables
US Dollar	9,881	6.481	64,040	42,502	5.348	227,302
Euros	4	8.940	35	2	6.949	17
Swiss francs	55	7.302	400	77	5.660	437
Uruguayan Pesos	13,076	0.302	3,952	214	0.262	56
Total Trade and other receivables, net			68,427			227,812
Investments in financial assets
US Dollar	135,266	6.481	876,660	39,209	5.348	209,692
Total investments in financial assets			876,660			209,692
Derivative financial instruments
US Dollar		-	-	3,169	5.348	16,949
Total derivative financial instruments			-			16,949
Cash and cash equivalents
US Dollar	15,165	6.481	98,284	107,602	5.348	575,453
Euros	105	8.940	936	102	6.949	712
Reais	4	2.650	10	2	2.370	5
Swiss francs	-	7.302	1	-	5.660	-
Uruguayan Pesos	40	0.302	12	305	0.262	80
Pounds	2	10.700	25	2	8.080	20
Total Cash and cash equivalents			99,268			576,270
Total assets as of 12.31.13			1,044,355			-
Total assets as of 06.30.13			-			1,030,723

Liabilities
Trade and other liabilities
US Dollar	6,562	6.521	42,792	31,947	5.388	172,131
Euros	-	9.011	3	16	7.015	112
Uruguayan Pesos	290	0.303	88	-	0.262	-
Total Trade and other payables			42,883			172,243
Borrowings
US Dollar	464,551	6.521	3,029,334	458,572	5.388	2,470,785
Total Borrowings			3,029,334			2,470,785
Derivative financial instruments
US Dollar	-	6.521	-	321	5.388	1,732
Total derivative financial instruments			-			1,732
Total liabilities as of 12.31.13			3,072,217			-
Total liabilities as of 06.30.13			-			2,644,760

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of December 31 and June 30, 2013 according to Banco Nación Argentina records.
(3) The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Subsequent events

• On January 9, 2014, RES entered into a credit facility of up to US$ 2,000,000 with Supertel Hospitality Inc. (SPPR). In the event SPPR successfully carries out an initial public offering not later than April 15, 2014, RES agrees to swap (capitalize) the balance of the loan at such time for shares of SPPR. In the event that SPPR fails to make an initial public offering within the term agreed, RES is entitled to a debt-for-equity swap until July 9, 2015 (subject to any limitation on shareholding that may apply). In such a case, the price at which debt will be swapped by equity shall be the higher of (a) the weighted average price of common shares of the company within a term of 5 days prior to the date RES decides to exercise the debt-for-equity swap option or (b) the higher of market price and book value.

• During the six-month period ended December 31, the Group has subscribed shares of  Dolphin Fund Ltd. (“Dolphin”) for the amount of US$105 million. On November 3, 2013, Dolphin together with other investors, has made an offer to purchase shares of IDB Development Corporation (“IDBD”), an Israeli Company, within the framework of a debt restructuring process that its controlling company, IDBH, is currently negotiating with creditors, pursuant to Israel’s applicable laws.

On January 5, 2014, the competent court in dealing with IDBH debt restructuring has approved the offer made by Dolphin together with E.T.H.M.B.M. Extra Holdings Limited (“ETH”), a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé, in order to acquired approximately 53.3% of IDBD (the “Offer”). Such percentage may be increased subject to the sale of certain assets by IDBD over the year.

In the abovementioned offer, Dolphin together with other investors, have a 50% interest while ETH holds the remaining 50% of a total investment amount of US$ 272 million (NIS 950 million). As described above, the Group disbursed funds in Dolphin the amount of approximately US$ 105 million, which may partially reimbursed, depending on the final composition of the investor group.

IDBD is one of the Israeli biggest and most diversified investment groups, which is involved , through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, oil & gas production, insurance, telecommunications, etc.; controlling companies as Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Koor Industries (owner of 40% of Makhteshim Agan Industries-Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Subsequent events (Continued)

The transaction will be closed over the following months, while Dolphin has appointed Mr. Eduardo Sergio Elsztain to the board of IDBD.

• On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

• On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million, equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 104.5 million.

• Following the end of the period, the Argentine Peso devalued against the US$ and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 38 and net investments in subsidiaries, associates and joint ventures made in a functional currency other than the Argentine Peso.

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 207.4 million, a gain under Other Comprehensive Income in the amount of Ps. 68.9 million and a reduction in Shareholders’ Equity by Ps. 138.5 million, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.

The main assets of the Company— including shopping centers, offices and other income-generating real property, land reserves, hotels and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

• On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. Such company is a supplier of the Group and Group’s documentation was being kept in the mentioned warehouse. The Company is now assessing and identifying the content of information that may have sent to the site where the fire took place.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
C.U.I.T.: 30-52532274-9
Legal address: Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of December 31, 2013, and the related unaudited condensed interim consolidated statements of income and comprehensive income for the six and three-month periods ended December 31, 2013, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the six-month period ended December 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards. The IFRS as issued by the International Accounting Standard Board were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences and incorporated by the National Securities Commission to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 494,752, which was not callable at that date.

Autonomous City of Buenos Aires, February 10, 2014.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements
as of December 31, 2013 and for the six-month periods
ended December 31, 2013 and 2012

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2013	06.30.2013
ASSETS
Non-current Assets
Investment properties	6	791,884	804,788
Property, plant and equipment	7	8,447	8,681
Trading properties	8	62,762	62,762
Intangible assets	9	5,826	5,938
Investments in subsidiaries, associates and joint ventures	5	3,714,370	3,570,642
Deferred income tax assets	20	195,529	47,144
Income tax and minimum presumed income tax credit		115,704	102,375
Trade and other receivables	12	250,666	85,862
Investments in financial assets	13	93	87
Total Non-current Assets		5,145,281	4,688,279
Current Assets
Trading properties	8	2,604	3,901
Inventories	10	525	463
Trade and other receivables	12	185,764	251,678
Investments in financial assets	13	29,592	72,713
Derivative financial instruments	14	1,837	-
Cash and cash equivalents	15	48,993	62,788
Total Current Assets		269,315	391,543
TOTAL ASSETS		5,414,596	5,079,822
SHAREHOLDERS’ EQUITY
Shared capital		574,588	578,676
Treasury stock		4,088	-
Inflation adjustment of share capital		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(29,627)	-
Acquisition of additional interest in subsidiaries		(20,782)	(20,782)
Reserve for share-based payments		19,695	8,258
Legal reserve		116,840	85,140
Special reserve		375,487	395,249
Reserve for new developments		469,831	492,441
Cumulative translation adjustment		102,212	50,776
Retained earnings		(20,928)	239,328
TOTAL SHAREHOLDERS’ EQUITY		2,507,856	2,745,538
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	5,260	7,054
Borrowings	19	2,154,709	1,796,521
Provisions	18	9,705	6,877
Total Non-Current Liabilities		2,169,674	1,810,452
Current Liabilities
Trade and other payables	16	130,520	77,706
Minimum presumed income tax		10,252	10,536
Salaries and social security liabilities	17	3,444	5,490
Borrowings	19	587,623	423,835
Provisions	18	5,227	6,265
Total Current Liabilities		737,066	523,832
TOTAL LIABILITIES		2,906,740	2,334,284
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,414,596	5,079,822

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income
for the six and three-month periods beginning on July 1st and October 1st, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Six months		Three months
	Note	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Revenues	22	138,886	137,461	67,821	67,940
Costs	23	(46,761)	(54,105)	(20,770)	(26,594)
Gross profit		92,125	83,356	47,051	41,346
Gain from disposal of investment properties	6	7,481	55,959	7,481	24,890
General and administrative expenses	24	(39,130)	(38,918)	(24,501)	(26,026)
Selling expenses	24	(13,077)	(7,305)	(4,319)	(3,548)
Other operating results, net	26	(4,685)	(9,285)	(1,975)	(5,311)
Profit from operations		42,714	83,807	23,737	31,351
Share of profit of subsidiaries, associates, and joint ventures	5	257,780	287,671	130,012	221,330
Profit from operations before financial results and income tax		300,494	371,478	153,749	252,681
Finance income	27	58,221	42,758	29,707	22,395
Finance cost	27	(526,867)	(260,493)	(317,344)	(134,993)
Other financial results	27	(1,911)	26,438	(17,605)	20,817
Financial results, net	27	(470,557)	(191,297)	(305,242)	(91,781)
(Loss) / Profit before income tax		(170,063)	180,181	(151,493)	160,900
Income tax	20	148,385	43,601	97,433	21,740
(Loss) / Profit for the period		(21,678)	223,782	(54,060)	182,640

(Loss) / Profit per share for the period:
Basic		(0.037)	0.387	(0.093)	0.316
Diluted		(0.037)	0.387	(0.093)	0.316

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1st and October 1st, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Six months		Three months
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
(Loss) / Profit for the period	(21,678)	223,782	(54,060)	182,640
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures	51,436	23,421	36,525	12,931
Other comprehensive income for the period (i)	51,436	23,421	36,525	12,931
Total comprehensive income for the period	29,758	247,203	(17,535)	195,571

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima
 Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at June 30, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	(21,678)	(21,678)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	-	51,436
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	51,436	(21,678)	29,758
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	(22,610)	-	10,672	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)
Reserve for share-based compensation	-	-	-	-	-	-	11,437	-	-	-	-	-	11,437
Purchase of Treasury stock	(4,088)	4,088	-	-	(29,627)	-	-	-	-	-	-	-	(29,627)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	750	750
Balance at December 31, 2013	574,588	4,088	123,329	793,123	(29,627)	(20,782)	19,695	116,840	375,487	469,831	102,212	(20,928)	2,507,856

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements
(1)	Related to CNV General Resolution No. 609/12. See Note 21.
(2)	Includes Ps. 871 of inflation adjustment of Treasury Stock. See Note 21.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

 Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Cumulative translation adjustment	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	419,783	14,502	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	223,782	223,782
Other comprehensive income for the period	-	-	-	-	-	-	-	23,421	-	23,421
Total comprehensive income for the period	-	-	-	-	-	-	-	23,421	223,782	247,203
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	14,004	72,658	-	(86,662)	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)
Reserve for share-based compensation	-	-	-	-	3,051	-	-	-	-	3,051
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(12,915)	-	(12,915)
Acquisition of additional interest in subsidiaries	-	-	-	(1,142)	-	-	-	-	-	(1,142)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591
Balance at December 31, 2012	578,676	123,329	793,123	(16,856)	5,646	85,140	492,441	25,008	619,622	2,706,129

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	12.31.2013	12.31.2012
Operating activities:
Cash generated from the operations	15	34,423	73,605
Minimum presumed income tax paid		(13,613)	(10,466)
Net cash generated by operating activities		20,810	63,139
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(1,954)	(82,101)
Additions of investment properties	6	(1,856)	(1,207)
Proceeds from sale of investment properties	6	127,852	81,731
Proceed from sale of joint ventures		7,736	-
Additions of property, plant and equipment	7	(388)	(326)
Additions of intangible assets	9	-	(69)
Additions of investments in financial assets		(125,516)	-
Proceeds from sale of investments in financial assets		140,579	72,522
Interest received from subsidiaries, associates and joint ventures		1,986	7,330
Loans granted to subsidiaries, associates and joint ventures………………………………….		(141,198)	(23,225)
Loans repayments received from subsidiaries, associates and joint ventures ……………		7,267	17,520
Dividends received		162,497	142,410
Net cash generated by investing activities		177,005	214,585
Financing activities:
Bank overdrafts, net		55,098	12,220
Repayments of borrowings		-	(80,000)
Payment of non-convertible notes		(148,281)	-
Dividends paid	21	(19,810)	(163,216)
Interest paid		(105,749)	(102,086)
Repurchase of treasury stock		(29,627)	-
Payment of borrowings from subsidiaries, associates and joint ventures		-	(2,665)
Proceeds from borrowings from subsidiaries, associates and joint ventures		31,075	96,355
Payment of derivative financial instruments		(1,164)	-
Net cash used in financing activities		(218,458)	(239,392)
Net increase in cash and cash equivalents		(20,643)	38,332
Cash and cash equivalents at the beginning of the year	15	62,788	76,872
Foreign exchange gain on cash and cash equivalents		6,848	4,826
Cash and cash equivalents at end of period		48,993	120,030

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anonima

By:	/s/ Saúl Zang
Saúl Zang
Vice President I - Acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st Floor, Buenos Aires, Argentina.

The Company owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 10, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

The Unaudited Condensed Interim Financial Statements have been prepared in accordance with the Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Science (“FACPCE”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2013 prepared in accordance with the Technical Resolution No. 26. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the six and three-month periods ended December 31, 2013 and 2012 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s six and three-month periods ended December 31, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.           Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013, and are based on those IFRS in force as of June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). In addition, the most significant accounting policies are described in the Annual Separate Financial Statements.

2.3.           Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2013, save for changes in accrued income tax, provision for legal claims, allowance for bad debts and accrued supplementary rental.

2.4.	Comparative Information

Balance items as of December 31, 2012 and June 30, 2013 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this period.

3.           Acquisitions and disposals

See acquisitions and disposals made by the Company for the six-month period ended December 31, 2013 in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.           Financial risk management and fair value estimates

4.1	Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual separate financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

4.2	Fair value estimates

Since June 30, 2013 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost) (see Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2013 and for the year ended June 30, 2013:

Subsidiaries, Associates and Joint ventures

	December 31, 2013	June 30, 2013
Beginning of period / year	3,570,642	3,357,430
Capital contribution	1,954	143,634
Disposal of subsidiaries	-	(5,436)
Share of profit, net	257,780	346,772
Translation adjustment	51,436	36,274
Cash dividends (i)	(177,017)	(308,479)
Reimbursement of expired dividends	750	591
Acquisition of non-controlling interest	-	(4,420)
Reserve for share-based payments	8,825	4,276
End of the period / year	3,714,370	3,570,642

(i) During the period ended December 31, 2013, BHSA, Palermo Invest S.A., Inversora Bolivar S.A., APSA, E-Commerce Latina S.A., Manibil S.A., distributed dividends for an amount of Ps. 1.5 million, Ps. 4.8 million, Ps. 3.5 million, Ps. 160.2 million, Ps. 6.2 million and Ps. 0.8 million, respectively. During the year ended June 30, 2013, APSA, Nuevas Fronteras S.A., BHSA and Manibil S.A. distributed dividends for an amount of Ps. 292.9 million, Ps. 5.6 million, Ps. 5.1 million and Ps. 4.8 million, respectively.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.           Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Offices and other rental properties portfolio	Undeveloped parcel of lands	Total
At July 1st, 2012:
Costs	908,650	117,556	1,026,206
Accumulated depreciation	(135,773)	-	(135,773)
Residual value	772,877	117,556	890,433
Year ended June 30, 2013:
Additions	4,788	5	4,793
Disposals	(62,700)	-	(62,700)
Depreciation charge (i)	(27,738)	-	(27,738)
Residual value at year end	687,227	117,561	804,788
At June 30, 2013:
Costs	849,275	117,561	966,836
Accumulated depreciation	(162,048)	-	(162,048)
Residual value	687,227	117,561	804,788
Period ended December 31, 2013:
Additions	1,856	-	1,856
Disposals	(1,435)	-	(1,435)
Depreciation charge (i)	(13,325)	-	(13,325)
Residual value at period end	674,323	117,561	791,884
At December 31, 2013:
Costs	849,697	117,561	967,258
Accumulated depreciation	(175,374)	-	(175,374)
Residual value	674,323	117,561	791,884
(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 24).

The following amounts have been recognized in the statement of income:

	December 31, 2013	December 31, 2012
Rental and service income	132,191	125,162
Direct operating expenses	(44,001)	(49,841)
Gain from disposal of investment properties	7,481	55,959

10

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.           Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2012:
Costs	18,189	3,650	11,131	221	33,191
Accumulated depreciation	(11,326)	(2,610)	(10,269)	(221)	(24,426)
Residual value	6,863	1,040	862	-	8,765
Year ended June 30, 2013:
Additions	1,067	62	578	-	1,707
Disposals	-	(602)	-	-	(602)
Depreciation charge (i)	(687)	(58)	(444)	-	(1,189)
Residual value at year end	7,243	442	996	-	8,681
At June 30, 2013:
Costs	19,256	3,110	11,709	221	34,296
Accumulated depreciation	(12,013)	(2,668)	(10,713)	(221)	(25,615)
Residual value	7,243	442	996	-	8,681
Period ended December 31, 2013:
Additions	23	2	363	-	388
Disposals	-	-	-	-	-
Depreciation charge (i)	(337)	(31)	(254)	-	(622)
Residual value at period end	6,929	413	1,105	-	8,447
At December 31, 2013:
Costs	19,279	3,112	12,072	221	34,684
Accumulated depreciation	(12,350)	(2,699)	(10,967)	(221)	(26,237)
Residual value	6,929	413	1,105	-	8,447

(i) Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in Statement of Income (Note 24).

8.           Trading properties

Changes in Company’s trading properties for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Completed properties	Properties under development	Under developed sites	Total
At July 1st, 2012	9,160	52,205	9,750	71,115
Disposals (i)	(4,452)	-	-	(4,452)
At June 30, 2013	4,708	52,205	9,750	66,663
Disposals (i)	(1,297)	-	-	(1,297)
At December 31, 2013	3,411	52,205	9,750	65,366

(i) Corresponds to the carrying amount of properties transferred included in "Cost" in the statement of income (Note 24).

11

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

9.           Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	Goodwill	Computer Software	Total
At July 1st, 2012:
Costs	5,481	1,601	7,082
Accumulated depreciation	-	(1,095)	(1,095)
Residual value	5,481	506	5,987
Year ended June 30, 2013:
Additions	-	224	224
Amortization charge (i)	-	(273)	(273)
Residual value at year end	5,481	457	5,938
At June 30, 2013:
Costs	5,481	1,825	7,306
Accumulated depreciation	-	(1,368)	(1,368)
Residual value	5,481	457	5,938
Period ended December 31, 2013:
Additions	-	-	-
Amortization charge (i)	-	(112)	(112)
Residual value at period end	5,481	345	5,826
At December 31, 2013:
Costs	5,481	1,825	7,306
Accumulated depreciation	-	(1,480)	(1,480)
Residual value	5,481	345	5,826

(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 24).

10.           Inventories

Company’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Materials and other inventories (i)	525	463
Total inventories	525	463

(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 24).

12

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Financial instruments by category

Determination of fair values

See determination of fair value in Note 14 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables show the financial assets and financial liabilities of the Company that are measured at fair value as of December 31 and June 30, 2013 and their allocation to the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	93	-	-	93
- Mutual funds	22,777	-	-	22,777
- Other investments	6,815	-	-	6,815
Derivative financial instruments:
- Interest rate swaps	-	1,837	-	1,837
Cash and cash equivalents:
- Mutual funds	81	-	-	81
Total assets	29,766	1,837	-	31,603

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	84	-	-	84
- Mutual funds	2,851	-	-	2,851
- Bonds	69,865	-	-	69,865
Cash and cash equivalents:
- Mutual funds	67	-	-	67
Total assets	72,867	-	-	72,867

The derivative financial instruments are classified as Level 2 since their fair value is calculated under the discounted cash flow method. The main parameter used in that model is interest rate futures (see Note 14).

As of December 31 and June 30, 2013 the Company does not have liabilities measured at fair value.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

12.	Trade and other receivables

Company’s trade and other receivables, as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Non-current
Sale, leases and services receivable	919	1,702
Total non-current trade receivables	919	1,702
Trade receivables of joint ventures	2,592	2,147
Others	599	527
Total non-current other receivables	3,191	2,674
Related parties (Note 29)	246,556	81,486
Total non-current trade and other receivables	250,666	85,862
Current
Sale, leases and services receivable	26,984	143,831
Checks to be deposited	804	85
Debtors under legal proceedings	8,093	6,010
Less: allowance for trade receivables	(8,336)	(5,359)
Total trade receivables	27,545	144,567
Trade receivables of joint ventures	15,639	20,555
Gross sales tax credit	1,165	1,165
Other tax receivables	1,643	2,182
Prepaid expenses	1,060	3,070
Expenses and services to recover	2,988	2,077
Advance payments	2,932	2,973
Others	1,104	668
Less: allowance for other receivables	(23)	(23)
Total current other receivables	26,508	32,667
Related parties (Note 29)	131,711	74,444
Total current trade and other receivables	185,764	251,678
Total trade and other receivables	436,430	337,540

Movements on the Company’s allowance for trade and other receivables are as follows:

	December 31, 2013	June 30, 2013
Beginning of period / year	5,382	4,783
Additions of the period / year	4,443	1,491
Unused amounts reversed	(1,466)	(892)
End of period / year	8,359	5,382

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 24). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.           Investments in financial assets

Company’s investments in financial assets as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	93	84
Government bonds	-	3
Total non-current investments in financial assets	93	87
Current
Financial assets at fair value
Mutual funds	22,777	2,851
Government bonds	6,815	69,862
Total current investments in financial assets	29,592	72,713
Total investments in financial assets	29,685	72,800

14.	Derivative financial instruments

Company’s derivative financial instruments as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Assets
Current
Interest rate swaps (i)	1,837	-
Total derivative financial instruments	1,837	-

(i) During this six-month period, the Company entered into interest rate swaps with diverse financial institutions. The total amount of underlying assets for these agreements amounts to Ps. 180 million and are due in september, october and december 2014.

15

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

15.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	48,912	62,721
Mutual funds	81	67
Total cash and cash equivalents	48,993	62,788

Following is a detailed description of cash flows generated by the Company’s operations for the six-month periods ended December 31, 2013 and 2012:

	Note	December 31, 2013	December 31, 2012
(Loss) / Profit for the period		(21,678)	223,782
Adjustments for:
Income tax expense	20	(148,385)	(43,601)
Amortization and depreciation	24	14,059	14,750
Gain from disposal of investment properties	6	(7,481)	(55,959)
Disposals of unused property, plant and equipment	7	-	243
Share-based payments	25, 28	2,612	625
Changes in fair value of investments in financial assets	27	2,584	(26,438)
Loss on derivative financial instruments		(673)	-
Interest expense, net		123,605	104,527
Provisions		17,893	28,517
Share of profit of subsidiaries, associates and joint ventures		(257,780)	(287,671)
Unrealized foreign exchange loss, net		342,103	109,175
Increase in inventories		(62)	(6)
Decrease in trading properties		1,297	3,145
Decrease in trade and other receivables		777	15,922
Decrease in trade and other payables		(31,675)	(8,874)
Decrease in salaries and social security liabilities		(2,046)	(4,532)
Decrease in provisions		(727)	-
Net cash generated by operating activities		34,423	73,605

Additional information

		December 31, 2013	December 31, 2012
Increase in investments in financial assets through an increase in borrowings		-	18,767
Dividends receivable		-	5,615
Borrowing capitalization to subsidiaries, associates and joint ventures		-	4,647
Acquisition of non-controlling interest		-	1,142
Reimbursement of expired dividends	5	750	591
Dividends payable		70,017	52,487
Reserve for share-based payments	5	8,825	2,426
Cumulative translation adjustment		51,436	10,506
Decrease in borrowings through a decrease in equity investments in subsidiaries, associates and joint ventures		14,520	-
Increase in borrowings through a decrease in dividends payable		160,173	-
Increase in trade and other receivables through a decrease in investments in financial assets		36,091	-
Increase in trade and other receivables through a decrease in borrowings		15,599	-

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.           Trade and other payables

Company’s trade and other payables as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Non-current
Sales, rent and services payments received in advance	597	2,027
Guarantee deposits	4,287	4,768
Total non-current trade payables	4,884	6,795
Others	357	242
Total non-current other payables	357	242
Related parties (Note 29)	19	17
Total non-current trade and other payables	5,260	7,054

Current
Trade payables	4,555	8,401
Provisions for accrued invoices	8,560	13,220
Sales, rent and services payments received in advance	17,588	22,707
Guarantee deposits	6,025	3,779
Total current trade payables	36,728	48,107
VAT payables	3,111	7,974
Dividends payable to non-controlling shareholders	70,017	-
Other tax payables	3,910	3,250
Others	3,505	6,352
Total current other payables	80,543	17,576
Related parties (Note 29)	13,249	12,023
Total current trade and other payables	130,520	77,706
Total trade and other payables	135,780	84,760

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.           Salaries and social security liabilities

Company’s Salaries and social security liabilities as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Current
Provision for vacation and bonuses	2,692	4,505
Social security payable	734	967
Salaries payable	18	18
Total salaries and social security liabilities	3,444	5,490

18.           Provisions

The table below shows the movements in Company's provisions:

Labor, legal and other claims
At June 30, 2013	13,142
Additions, net	2,517
Used during the period	(727)
At December 31, 2013	14,932

The breakdown of total current and non-current provisions is as follows:

	December 31, 2013	June 30, 2013
Non-current	9,705	6,877
Current	5,227	6,265
	14,932	13,142

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.           Borrowings

Company’s borrowings as of December 31, 2013 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Principal nominal value	December 31, 2013	June 30, 2013
Non-current
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.50%	150,000	976,255	805,868
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	957,864	789,655
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	148,018	166,511	139,383
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m+200	8,012	52,247	43,169
Related parties (Note 29)	Unsecured	US$	Fixed	7.50%	255	1,667	18,428
Finance lease obligations	Secured	US$	Fixed	7.50%	126	165	18
Total non-current borrowings						2,154,709	1,796,521
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	-	52,240
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	8,458	55,663	137,750
IRSA NCN due 2017 (Note 29)	Unsecured	US$	Fixed	8.5%	150,000	33,768	27,749
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	49,290	40,604
Bank overdrafts	Unsecured	Ps.	Floating	-	-	157,286	100,214
Finance lease obligations	Secured	US$	Fixed	7.50%	126	233	105
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	67,369	-	8
Related parties (Note 29)	Unsecured	US$	Fixed	3.60%	11,760	98,156	64,533
Related parties (Note 29)	Secured	US$	Fixed	1.00%	16,825	16,870	-
Related parties (Note 29)	Unsecured	US$	Floating	Libor 3m+200	8,012	801	170
Related parties (Note 29)	Unsecured	US$	Fixed	1.5%	26,441	172,706	-
Related parties (Note 29)	Unsecured	Ps.	Floating	Badlar	25,585	2,850	462
Total Current borrowings						587,623	423,835
Total borrowings						2,742,332	2,220,356

NCN: Non-convertible Notes

19

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	December 31, 2013	December 31, 2012
Deferred income tax	148,385	43,601
Income tax	148,385	43,601

The gross movement on the deferred income tax account is as follows:

	December 31, 2013	June 30, 2013
Beginning of period / year	47,144	(19,179)
Income tax gain	148,385	66,323
End of period / year	195,529	47,144

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Net income at tax rate	(59,522)	63,063
Permanent differences:
Share of loss from subsidiaries, associates and joint ventures	(90,223)	(100,685)
Non-deductible items	128	64
Others	1,232	(6,043)
Income tax expense	(148,385)	(43,601)

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.           Shareholders' Equity

Dividends approved for distribution among shareholders for the year ended June 30, 2013 amounted to Ps. 250 million, which were approved at the Annual General Shareholders’ Meeting on October 31, 2013.

Dividends paid during the period ended December 31, 2013, amounted to Ps. 19.8 million.

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.           Revenues

	December 31, 2013	December 31, 2012
Rental and scheduled rent increases	101,764	90,440
Expenses	27,993	32,777
Property management fee	2,071	1,775
Others	363	170
Total rental and service income	132,191	125,162
Sale of trading properties	6,695	12,299
Total other revenue	6,695	12,299
Total revenues	138,886	137,461

23.	Costs

	December 31, 2013	December 31, 2012
Leases and services costs	44,001	49,841
Cost of sales and development	2,760	4,264
Total cost of property operations	46,761	54,105
Total costs	46,761	54,105

24.	Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended December 31, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	1,466	236	481	-	2,183
Depreciation and amortization	13,520	2	482	55	14,059
Allowances for trade and other receivables	-	-	-	2,977	2,977
Salaries, social security costs and other personnel expenses	6,586	77	17,708	4,183	28,554
Directors’ fees	-	-	12,399	-	12,399
Fees and payments for services	1,526	28	3,691	540	5,785
Maintenance, security, cleaning, repairs and others	16,948	128	250	26	17,352
Taxes, rates and contributions	3,284	969	57	3,590	7,900
Advertising and other selling expenses	-	-	-	1,135	1,135
Cost of sale of trading properties	-	1,297	-	-	1,297
Others	671	23	4,062	571	5,327
Total expenses by nature	44,001	2,760	39,130	13,077	98,968

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.           Expenses by nature (Continued)

For the period ended December 31, 2012:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	1,830	561	189	-	2,580
Depreciation and amortization	14,288	1	441	20	14,750
Allowances for trade and other receivables	-	-	-	400	400
Salaries, social security costs and other personnel expenses	5,243	59	12,856	2,130	20,288
Directors’ fees	-	-	18,596	-	18,596
Fees and payments for services	1,598	40	3,277	544	5,459
Maintenance, security, cleaning, repairs and others	21,466	29	1,181	67	22,743
Taxes, rates and contributions	4,546	419	187	2,961	8,113
Advertising and other selling expenses	-	-	-	1,043	1,043
Cost of sale of trading properties	-	3,145	-	-	3,145
Others	870	10	2,191	140	3,211
Total expenses by nature	49,841	4,264	38,918	7,305	100,328

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Employee costs

	December 31, 2013	December 31, 2012
Salaries and social security costs	23,795	18,895
Share-based compensation	2,612	625
Pension costs – defined contribution plan	407	29
Other expenses and benefits	1,740	739
Total employee costs	28,554	20,288

26.           Other operating results, net

	December 31, 2013	December 31, 2012
Personal assets tax	(1,718)	(1,901)
Donations	(367)	(178)
Lawsuits and other contingencies (1)	(2,747)	(5,868)
Others	147	(1,338)
Total other operating results, net	(4,685)	(9,285)
(1)	Includes judicial costs and expenses

27.           Financial results, net

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	8,621	9,959
- Foreign exchange gains	49,600	32,799
Total finance income	58,221	42,758

Finance costs:
- Interest expense	(132,226)	(114,486)
- Foreign exchange losses	(388,097)	(140,378)
- Other finance costs	(6,544)	(5,629)
Total finance costs	(526,867)	(260,493)
Other financial results:
- Fair value (loss) / gain of investments in financial assets	(2,584)	26,438
- Gain on derivative financial instruments	673	-
Total other financial results	(1,911)	26,438
Total financial results, net	(470,557)	(191,297)

28.           Share-based payments

For more details on share-based payments, see Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions

The following is a summary of the balances with related parties as of December 31, 2013:

Related party	Description of Transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	701	-	-	-	-
	Borrowings	-	-	-	-	-	(172,706)
	Corporate services	-	-	-	(7,815)	-	-
	Non-Convertible Notes	-	-	-	-	(28,040)	(1,469)
	Reimbursement of expenses	-	1,718	-	-	-	-
	Share-based payments		559	-	-	-	-
Total Parent Company		-	2,978	-	(7,815)	(28,040)	(174,175)
Subsidiaries
E - Commerce Latina S.A.	Reimbursement of expenses	-	25	-	-	-	-
	Management fees	-	4	-	-	-	-
	Borrowings	-	-	-	-	(9,671)	-
Alto Palermo S.A.	Reimbursement of expenses	-	3,198	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(11,542)	(488)
	Share-based payments	-	-	-	(79)	-	-
	Borrowings	-	-	-	-	-	(115,026)
Solares de Santa Maria S.A.	Reimbursement of expenses	-	4,537	-	-	-	-
	Borrowings	6	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	36	-	-	-	-
	Borrowings	-	-	-	-	(2,780)	-
Unicity S.A.	Reimbursement of expenses	-	13	-	-	-	-
	Contributions to be paid in	-	44	-	-	-	-
Ritelco S.A.	Borrowings	-	-	-	-	(56,452)	(801)

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables Current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	46	-	-	-	-
	Borrowings	-	-	-	-	(11,479)	-
Hoteles Argentinos S.A.	Hotel services	-	84		(1,308)	-	-
Tyrus S.A.	Borrowings	246,550	53,058	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	2,574	-	(209)	-	-
	Management fees	-	553	-	-	-	-
	Guarantee deposits	-	-	(11)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	2	-	(14)	-	-
	Management fees	-	173	-	-	-	-
	Borrowings	-	-	-	-	(25,586)	(2,850)
Efanur S.A.	Borrowings	-	54,637	-	-	-	-
Total Subsidiaries		246,556	118,984	(11)	(1,610)	(117,510)	(119,165)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	(29)	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	-	(9)	-	-
Cactus S.A.	Reimbursement of expenses	-	-	-	(7)	-	-
Total Subsidiaries CRESUD		-	-	-	(45)	-	-

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables Current	Borrowings non-current	Borrowings current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	28	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	(8)	-	-
	Non-Convertible Notes	-	-	-	-	(9,410)	(481)
Fibesa S.A.	Reimbursement of expenses	-	120	-	-	-	-
	Leases and/or rights of use	-	189	-	-	-	-
	Share-based payments	-	61	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	87	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(36,400)	(1,860)
Conil S.A.	Reimbursement of expenses	-	81	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	4	-	-	-	-
Total Subsidiaries APSA		-	570	-	(8)	(45,810)	(2,341)
Subsidiaries TYRUS
Irsa International LLC	Reimbursement of expenses	-	1,115	-	(871)	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	44	-	(34)	-	-
Real Estate Investment Group V LP	Reimbursement of expenses	-	15	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	1,710	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	1,571	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	1,101	-	-	-	-
Total Subsidiaries TYRUS		-	5,556	-	(905)	-	-
Associates
Banco de Crédito y Securitización S.A.	Reimbursement of expenses	-	35	-	-	-	-
	Leases and/or rights of use	-	235	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(594)	-	-
Total Associates		-	270	-	(594)	-	-

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables Current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	2	-	-	-	-
	Borrowings	-	-	-	-	(114,457)	-
Baicom Networks S.A.	Reimbursement of expenses	-	15	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	194	-	-	-	-
Total Joint Ventures		-	211	-	-	(114,457)	-
Joint Ventures APSA
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	-	2	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	34	-	-	-	-
	Management fees	-	-	-	(45)	-	-
Total Joint Ventures APSA		-	36	-	(45)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,624	-	(36)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	2	-	(3)	-	-
Dolphin Fund Ltd.	Reimbursement of expenses	-	133	-	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-
	Legal services	-	-	-	(149)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	(3)	-	-
Fundación IRSA	Reimbursement of expenses	-	41	-	-	-	-
Total Other related parties		-	2,804	-	(191)	-	-
Directors and Senior Management
Directors	Reimbursement of expenses	-	302	-	-	-	-
	Fees	-	-	-	(2,036)	-	-
	Guarantee deposits	-	-	(8)	-	-	-
Total Directors and Senior Management		-	302	(8)	(2,036)	-	-
Total		246,556	131,711	(19)	(13,249)	(305,817)	(295,681)

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables Current	Borrowings non-current	Borrowings current

Parent Company
CRESUD S.A.C.I.F. y A.	Sale of good and/or services	-	701	-	-	-	-
	Corporate services	-	-	-	(8,503)	-	-
	Reimbursement of expenses	-	471	-	-	-	-
	Share-based payments	-	559	-	-	-	-
Total Parent Company		-	1,731	-	(8,503)	-	-
Subsidiaries
E - Commerce Latina S.A.	Reimbursement of expenses	-	17	-	-	-	-
	Management fees	-	1	-	-	-	-
	Borrowings	-	-	-	-	(11,371)	-
Alto Palermo S.A. (APSA)	Reimbursement of expenses	-	2,183	-	-	-	-
	Leases and/or rights of use	-	-	-	(311)	-	-
	Corporate services	-	2,257	-	-	-	-
	Share-based payments	-	-	-	(72)	-	-
	Borrowings	-	-	-	-	-	(64,533)
Solares de Santa Maria S.A.	Reimbursement of expenses	-	3,925	-	-	-	-
	Borrowings	5	-	-	-	-	-
Palermo Invest S.A.	Reimbursement of expenses	-	19	-	-	-	-
	Borrowings	-	86	-	-	(5,431)	(8)
Unicity S.A.	Reimbursement of expenses	-	7	-	-	-	-
Ritelco S.A.	Reimbursement of expenses	-	10	-	(15)	-	-
	Borrowings	-	-	-	-	(47,036)	(170)

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries
Inversora Bolivar S.A.	Reimbursement of expenses	-	27	-	-	-	-
	Borrowings	-	1,420	-	-	(13,228)	-
Hoteles Argentinos S.A.	Hotel services	-	53	-	(1,081)	-	-
Tyrus S.A.	Reimbursement of expenses	-	120	-	-	-	-
	Borrowings	81,481	-	-	-	-	-
Llao Llao Resorts S.A.	Hotel services	-	1,472	-	-	-	-
	Management fees	-	553	-	-	-	-
	Guarantee deposits	-	-	(9)	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	1	-	-	-	-
	Management fees	-	159	-	(8)	-	-
	Borrowings	-	-	-	-	(25,585)	(462)
Efanur S.A.	Reimbursement of expenses	-	75	-	-	-	-
	Borrowings	-	44,430	-	-	-	-
Total Subsidiaries		81,486	56,815	(9)	(1,487)	(102,651)	(65,173)
Subsidiaries CRESUD
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	(2)	-	-
Alafox S.A.	Reimbursement of expenses	-	46	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	44	-	-	-	-
Helmir S.A.	Reimbursement of expenses	-	1	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	36	-	-	-	-
Sedelor S.A.	Reimbursement of expenses	-	35	-	-	-	-
Total Subsidiaries CRESUD		-	162	-	(2)	-	-

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries APSA
Arcos del Gourmet S.A.	Reimbursement of expenses	-	13	-	-	-	-
Emprendimientos Recoleta S.A.	Reimbursement of expenses	-	-	-	(1)	-	-
	Non-Convertible Notes	-	-	-	-	(7,077)	(446)
Fibesa S.A.	Reimbursement of expenses	-	128	-	-	-	-
	Share-based payments	-	63	-	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	78	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(12,050)	(764)
Shopping Neuquén S.A.	Reimbursement of expenses	-	1	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	162	-	-	-	-
Total Subsidiaries APSA		-	445	-	(1)	(19,127)	(1,210)
Subsidiaries TYRUS				-
Irsa International LLC	Reimbursement of expenses	-	995	-	(720)	-	-
Real Estate Investment Group LP	Reimbursement of expenses	-	38	-	(28)	-	-
Real Estate Investment Group. V LP	Reimbursement of expenses	-	12	-	-	-	-
Irsa Development LP	Reimbursement of expenses	-	2	-	-	-	-
Real Estate Strategies LP	Reimbursement of expenses	-	1,350	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	1,301	-	-	-	-
Imadison LLC	Reimbursement of expenses	-	909	-	-	-	-
Jiwin S.A.	Reimbursement of expenses	-	3	-	-	-	-
Zetol S.A.	Reimbursement of expenses	-	149	-	-	-	-
Total Subsidiaries TYRUS		-	4,759	-	(748)	-	-
Associates
Manibil S.A.	Reimbursement of expenses	-	-	-	(781)	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(90)	-	-
Total Associates		-	-	-	(871)	-	-
Associates APSA
Tarshop S.A.	Reimbursement of expenses	-	8	-	-	-	-
Total Associates APSA		-	8	-	-	-	-

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Cyrsa S.A.	Reimbursement of expenses	-	-		(10)	-	-
	Borrowings	-	-		-	(98,328)
Baicom Networks S.A.	Reimbursement of expenses	-	16		(2)	-
Puerto Retiro S.A.	Reimbursement of expenses	-	178		-	-	-
Total Joint Ventures		-	194	-	(12)	(98,328)	-
Joint Ventures APSA
Nuevo Puerto Santa Fé S.A.	Reimbursement of expenses	-	3		-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	26		-	-	-
	Management fees	-	-		(45)	-	-
Total Joint Ventures APSA		-	29	-	(45)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	2,482		(36)	-	-
Dolphin Fund Ltd.	Reimbursement of expenses	-	133		-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	11		-	-	-
	Legal services	-	12		(314)	-	-
Museo de los Niños	Leases and/or rights of use	-	26		(3)	-	-
Fundación IRSA	Reimbursement of expenses	-	38		(1)	-	-
Total Other related parties		-	2,702		(354)	-	-
Directors and Senior Management
Directors	Fees	-	7,599	-	-	-	-
	Guarantee deposits	-	-	(8)	-	-	-
Total Directors and Senior Management		-	7,599	(8)	-	-	-
Total		81,486	74,444	(17)	(12,023)	(220,106)	(66,383)

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Parent Company
Cresud S.A.C.I.F. y A	827	-	(6,045)	-	(12,534)	-
Total Parent Company	827	-	(6,045)	-	(12,534)	-
Subsidiaries
Alto Palermo S.A. (APSA)	2,295	-	-	-	(2,105)	-
E-Commerce Latina S.A.	-	2	-	-	(1,237)	-
Inversora Bolivar S.A.	-	-	-	-	(1,455)	-
Llao Llao Resorts S.A.	67	-	-	-	-	-
Ritelco S.A.	-	-	-	-	(10,031)	-
Nuevas Fronteras S.A.	-	137	-	-	(2,388)	-
Hoteles Argentinos S.A.	-	-	-	-	(227,000)	-
Efanur S.A.	-	-	-	-	10,208	-
Tyrus S.A.	-	-	-	-	33,265	-
Palermo Invest S.A.	-	-	-	-	(404,000)	-
Total Subsidiaries	2,362	139	-	-	25,626	-
Subsidiaries APSA
Fibesa S.A.	562	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	(1,754)	-
Emprendimientos Recoleta S.A.	-	-	-	-	(507,000)	-
Total Subsidiaries APSA	562	-	-	-	(2,261)	-

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Fees and Salaries
Associates	-	-	-	-	-	-
Banco de Crédito y Securitización S.A.	178	-	-	-	-	-
Total Associates	178	-	-	-	-	-
Associates APSA
Tarshop S.A.	2,265	-	-	-	-	-
Total Associates APSA	2,265	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	24	-	-	-	-
Cyrsa S.A.	-	-	-	-	(8,628)	-
Total Joint Ventures	-	24	-	-	(8,628)	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(129)	-	-
Isaac Elsztain e Hijos S.C.A.	(109)	-	-	-	-	-
Hamonet S.A.	(57)	-	-	-	-	-
Total Other related parties	(166)	-	-	(129)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	(3,668)
Total Directors and Senior Management	-	-	-	-	-	(3,668)
Total	6,028	163	(6,045)	(129)	2,203	(3,668)

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended December 31, 2012:

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Parent Company
Cresud S.A.C.I.F. y A	-	704	(12,272)	43	-	297	-	-
Total Parent Company	-	704	(12,272)	43	-	297	-	-
Subsidiaries
Alto Palermo S.A. (APSA)	-	2,223	1,100	178	-	7,176	-	-
E-Commerce Latina S.A.	-	-	3	-	-	(360)	-	-
Inversora Bolivar S.A.	-	-	-	-	-	(405)	-	-
Ritelco S.A.	-	-	-	-	-	(509)
Llao Llao Resorts S.A.	-	60	-	-	-	83	-	-
Nuevas Fronteras S.A.	-	-	273	-	-	(694)	-	-
Efanur S.A.	-	-	-	-	-	650	-	-
Tyrus S.A.	-	-	-	-	-	87	-	-
Palermo Invest S.A.	-	-	-	-	-	(156)	-	-
Total Subsidiaries	-	2,283	1,376	178	-	5,872	-	-
Subsidiaries APSA
Fibesa S.A.	-	437	35	-	-	-	-	-
Panamerican Mall S.A.	-	-	-	-	-	(365)	-	-
Emprendimientos Recoleta S.A.	-	-	-	-	-	(214)	-	-
Total Subsidiaries APSA	-	437	35	-	-	(579)	-	-

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Related party transactions (Continued)

Related party	Commissions	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and Salaries
Associates APSA
Tarshop S.A.	-	1,608	153	-	-	-	-	-
Total Associates APSA	-	1,608	153	-	-	-	-	-
Joint Ventures
Canteras Natal Crespo S.A.	-	-	48	-	-	5	-	-
Cyrsa S.A.	-	-	-	-	-	(2,792)	-	-
Total Joint Ventures	-	-	48	-	-	(2,787)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(516)	-	-	-
Isaac Elsztain e Hijos S.C.A.	-	-	-	-	-	-	-	-
Hamonet S.A.	-	-	-	-	-	-	-	-
Consultores Assets Management S.A.	-	80	-	-	-	-	-	-
Total Other related parties	-	80	-	-	(516)	-	-	-
Directors and Senior Management
Directors	-	-	(4,366)	-	-	-	-	-
Total Directors and Senior Management	-	-	(4,366)	-	-	-	-	-
Total		5,112	(15,026)	221	(516)	2,803	-	-

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

31.           Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

32.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 Investment properties and Note 7 Property, plant and equipment
Exhibit B- Intangible assets	Note 9 Intangible assets
Exhibit C - Equity investments	Note 33 Equity investments
Exhibit D- Other investments	Note 11 Financial instruments by category
Exhibit E- Provisions	Note 12 Trade and other receivables and Note 18 Provisions
Exhibit F- Cost of sales and services provided	Note 8 Trading properties and Note 24 Expenses by nature
Exhibit G- Foreign currency assets and liabilities	Note 34 Foreign currency assets and liabilities

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Alto Palermo S.A. (APSA)	Common shares 1 vote		890,813	811,428	50.00	Real estate	Argentina	12.31.13	126,014	240,569	931,976	95.58%
		120,448,003
	Higher value		437,134	445,930
	Intergroup transactions		(38,512)	(26,469)

Banco Hipotecario S.A. (1)	Common shares 1 vote		187,255	174,127	1.78	Financing	Argentina	12.31.13	1,500,000	420,950	3,846,935	5.13%
		75,000,000
	Higher value		2	4

Banco de Crédito & Securitización S.A. (1)	Common shares 1 vote	3,984,375	11,773	9,901	Not publicly traded	Financing	Argentina	12.31.13	62,500	39,327	184,430	6.38%

Cyrsa S.A.	Common shares 1 vote		137,847	129,627	Not publicly traded	Real estate	Argentina	12.31.13	239,217	16,441	275,694	50.00%
		119,608,531

E-Commerce Latina S.A.	Common shares 1 vote		224,743	214,962	Not publicly traded	Investment	Argentina	12.31.13	82,844	15,370	225,083	100.00%
		82,843,824
	Irrevocable contributions		340	600
	Goodwill		(1,511)	(1,511)

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

					Issuer's information
							Last financial statements issued
Class / Items	Amount	Value recorded	Value recorded	Market value	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Common shares 1 vote	900,000	(9,340)	63,262	Not publicly traded	Investment	Uruguay	12.31.13	205,000	(72,602)	(9,119)	100.00%
Irrevocable contributions		221	-

Common shares 1 vote	15,366,840	9,595	11,877	Not publicly traded	Hotel	Argentina	12.31.13	19,209	(2,852)	11,994	80.00%
Higher value		853	920

Common shares 1 vote	78,881,328	249,907	239,039	Not publicly traded	Investment	Argentina	12.31.13	82,919	14,904	263,228	95.13%
Irrevocable contributions		504	209
Higher value		6,428	6,428

Common shares 1 vote	73,580,206	31,739	31,205	Not publicly traded	Hotel	Argentina	12.31.13	147,160	(333)	63,477	50.00%
Irrevocable contributions		-	700
Higher value		107	113

Common shares 1 vote	30,397,880	33,604	26,250	Not publicly traded	Real estate	Argentina	12.31.13	62,037	3,455	68,580	49.00%
Irrevocable contributions		-	6,500
Goodwill		10	10

Common shares 1 vote	57,256,512	46,673	45,591	Not publicly traded	Hotel	Argentina	12.31.13	75,004	1,418	61,141	76.34%
Lower value		(16,593)	(17,083)

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Palermo Invest S.A.	Common shares 1 vote	152,809,249	200,916	191,257	Not publicly traded	Investment	Argentina	12.31.13	152,809	14,447	201,140	100.00%
	Irrevocable contributions		224	10
	Higher value		323	325
	Intergroup transactions		(29,987)	(29,987)

Ritelco S.A.	Common shares 1 vote	181,016,717	302,446	272,783	Not publicly traded	Investment	Uruguay	12.31.13	67,019	29,639	302,470	100.00%
	Irrevocable contributions		24	25
	Intergroup transactions		(190)	(190)

Solares de Santa María S.A.	Common shares 1 vote	306,254,825	302,333	294,731	Not publicly traded	Real estate	Argentina	12.31.13	338,193	781	334,467	90.56%
	Intergroup transactions		(166,521)	(166,521)
	Irrevocable contributions		548	6,894

Tyrus S.A.	Common shares 1 vote	3,196,347,364	872,629	672,079	Not publicly traded	Investment	Uruguay	12.31.13	834,104	21,457	872,629	100.00%
	Irrevocable contributions		-	127,662

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Equity investments (Continued)

						Issuer's information
								Last financial statements issued
Issuer and type of securities	Class / Items	Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Registered office	Date	Common stock (nominal value)	Profit (loss) for the period	Shareholders' Equity	Interest in common stock
Unicity S.A.	Common shares 1 vote	36,788,366	27,940	27,653	Not publicly traded	Investment	Argentina	12.31.13	41,518	(16,000)	31,638	88.61%
	Irrevocable contributions		93	301
Total investments in subsidiaries, associates and joint ventures as of 12.31.13			3,714,370
Total investments in subsidiaries, associates and joint ventures as of 06.30.13				3,570,642

(1) The amounts correspond to financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Totals as of 12.31.13	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.13
Assets
Trade and other receivables
US Dollar	62,248	6.481	403,430	55,210	5.348	295,265
Swiss Francs	55	7.302	400	69	5.660	390
Euros	1	8.939	7	2	6.949	15
Total trade and other receivables, net			403,837			295,670
Investments in financial assets
US Dollar	1,649	6.481	10,687	6,118	5.348	32,718
Total investments in financial assets			10,687			32,718
Derivative financial instruments
US Dollar	-	-	-	-	-	-
Total derivative financial instruments			-			-
Cash and cash equivalents
US Dollar	7,235	6.481	46,892	10,736	5.348	57,415
Euros	85	8.939	762	85	6.949	590
Reais	1	2.650	2	-	-	-
Swiss Francs	-	7.302	1	-	-	-
Pounds	1	10.700	9	1	8.080	8
Total cash and cash equivalents			47,666			58,013
Total assets as of 12.31.13			462,190
Total assets as of 06.30.13						386,401
Liabilities
Trade and other liabilities
US Dollar	3,193	6.521	20,820	5,050	5.388	27,207
Euros	-	9.011	3	-	-	-
Total trade and other payables			20,823			27,207
Borrowings
US Dollar	371,576	6.521	2,423,050	345,950	5.388	1,863,978
Total borrowings			2,423,050			1,863,978
Total liabilities as of 12.31.13			2,443,873
Total liabilities as of 06.30.13						1,891,185

(1) Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(2) Exchange rate as of December 31 and June 30, 2013 according to Banco Nación Argentina records.

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

35.	Subsequent Events

Following the end of the period, the Argentine Peso devalued against the US$ and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 34 and net investments in subsidiaries, associates and joint ventures made in a functional currency other than the Argentine Peso.

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 210.8 million, a gain under Other Comprehensive Income in the amount of Ps. 49.4 million and a reduction in Shareholders’ Equity by Ps. 161.4 million, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.

The main assets of the Company— including offices and other income-generating real property, land reserves and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

See subsequent events in Note 39 to Unaudited Condensed Interim Consolidated Financial Statements.

43

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Breakdown of accounts receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)
12.31.13	Items		Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivable	Trade and other receivables	5,541	531	321	112,371	67,319	-	-	3,791	-	-	246,556	436,430
	Total	5,541	531	321	112,371	67,319	-	-	3,791	-	-	246,556	436,430
Liabilities	Trade and other payables	5,509	-	-	114,295	6,498	3,170	1,050	4,596	354	-	308	135,780
	Borrowings	-	-	-	263,425	209,871	(347)	114,674	191,917	(1,392)	1,002,329	961,855	2,742,332
	Salaries and social security liabilities	-	-	-	856	1,311	-	1,277	-	-	-	-	3,444
	Provisions	-	5,227	-	-	-	-	-	9,705	-	-	-	14,932
	Total	5,509	5,227	-	378,576	217,680	2,823	117,001	206,218	(1,038)	1,002,329	962,163	2,896,488

44

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total
Accounts receivable	Trade and other receivables	31,899	153,863	185,762	694	249,974	250,668	32,593	403,837	436,430
	Total	31,899	153,863	185,762	694	249,974	250,668	32,593	403,837	436,430
Liabilities	Trade and other payables	113,822	16,700	130,522	1,135	4,123	5,258	114,957	20,823	135,780
	Borrowings	158,539	429,084	587,623	160,743	1,993,966	2,154,709	319,282	2,423,050	2,742,332
	Salaries and social security liabilities	3,444	-	3,444	-	-	-	3,444	-	3,444
	Provisions	5,227	-	5,227	9,705	-	9,705	14,932	-	14,932
	Total	281,032	445,784	726,816	171,583	1,998,089	2,169,672	452,615	2,443,873	2,896,488

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2013 there are not receivable and liabilities subject to adjustment clause.

45

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non current							Total
		Accruing interes		Non-accruing		Accruing interest		Non- accruing		Accruing interest		Non- accruing
		Fixed Rate	Floating Rate	interes	Total	Fixed Rate	Floating Rate	nterest	Total	Fixed Rate	Floating Rate	interest
Accounts receivable	Trade and other receivables	108,140	-	77,622	185,762	246,550	6	4,112	250,668	354,690	6	81,734	436,430
	Total	108,140	-	77,622	185,762	246,550	6	4,112	250,668	354,690	6	81,734	436,430
Liabilities	Trade and other payables	-	-	130,522	130,522	-	-	5,258	5,258	-	-	135,780	135,780
	Borrowings	343,689	157,231	86,703	587,623	1,991,605	164,148	(1,044)	2,154,709	2,335,294	321,379	85,659	2,742,332
	Salaries and social security liabilities	-	-	3,444	3,444	-	-	-	-	-	-	3,444	3,444
	Provisions	-	-	5,227	5,227	-	-	9,705	9,705	-	-	14,932	14,932
	Total	343,689	157,231	225,896	726,816	1,991,605	164,148	13,919	2,169,672	2,335,294	321,379	239,815	2,896,488

46

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties:

Name of the entity	% of ownership interest held by the Company
Direct Controlling interest of IRSA:
APSA	95.68%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b.	Related parties debit/credit balances. See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 29 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 6, 7, 8 and 10 to the Condensed Interim Separate Financial Statements.

9.	Appraisal revaluation of property, plant and equipment.

None.

47

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values

See Notes 6, 7, 8 and 10 to the Condensed Interim Separate Financial Statements.

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	202,975	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	88,891	All operational risk with additional coverage and minor risks
MORENO 877	49,508	67,748	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	61,714	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	29,786	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	8,788	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	5,148	3,164	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,431	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	55,429	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	378	All operational risk with additional coverage and minor risks
MADERO 1020	216	145	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	191	8,762	All operational risk with additional coverage and minor risks
SUBTOTAL	303,990	531,211
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

48

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Unaudited Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 25 to the Condensed Interim Consolidated Financial Statements.

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted Payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, February 10, 2014.

49

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima as of December 31, 2013, and the related unaudited condensed interim separate statements of income and comprehensive income for the six and three-month periods ended December 31, 2013, and the unaudited condensed interim separate statements of changes of shareholders’ equity and cash flows for the six-month period then ended and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences added by the National Securities Commission to its regulations. Those standards differ from the International Financial Reporting Standards and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the Argentine Federation of Professional Councils in Economic Sciences for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

50

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal requirements;

c)
we have read the additional information to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations and article 12, Chapter III, Title IV of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 494,752 which was not callable at that date.

Autonomous City of Buenos Aires, February 10, 2014.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

51

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, February 10, 2014 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the first six months of fiscal year 2014 ended December 31, 2013.

Consolidated Income
(In millions of ARS, excluding joint businesses)

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	752.5	597.0	26.1%	1,374.0	1,080.0	27.2%
Operating Income / (Loss)	298.0	360.9	-17.4%	527.1	558.9	-5.7%
Depreciation and Amortization	58.1	56.6	2.6%	113.3	107.1	5.7%
EBITDA	356.2	417.6	-14.7%	640.3	666.0	-3.8%
Net Income for the period	(61.3)	195.1	-131.4%	(26.1)	245.9	-110.6%
Attributable to shareholders’ equity	(54.1)	182.6	-129.6%	(21.7)	223.8	-109.7%
Attributable to non controlling interest	(7.3)	12.4	-158.6%	(4.4)	22.1	-119.9%

„
Revenues grew by 26.1% in the second quarter of 2014 compared to the same quarter of 2013, and by 27.2% in the six-month period compared to the first six months of the previous fiscal year mainly driven by the Shopping Centers segment, and partially by the International and Hotels segments.

„
Consolidated operating income for the first six months amounted to ARS 527.1 million, i.e. 5.7% lower than in the same six-month period of last year, mainly due to a fall in sales of investment properties compared to those in 2013 and due to the consolidation of the investment in Madison, recorded in the second quarter of 2013, which generated a profit of ARS 137.1 million.

„
A net loss was recorded for the first six months of the fiscal year in the amount of 26.1 million, due to a drop in net financial results, which –cumulatively- as of December 31, 2013 recorded a loss of ARS 611.7 million, including financial costs and exchange differences.

„
The fluctuations in the Argentine Peso value against the U.S. Dollar had an impact on our Financial Results. The accounting policies applied in the preparation of our Financial Statements record the revaluation of liabilities exposed to foreign currency, while most of our assets remain valued at historical cost.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

During the second quarter of 2014, our shopping centers maintained their growth rate in terms of sales a strong 98.8% occupancy level.

In turn, our tenants’ sales grew by 28.6% in the first six-month period of the year compared to the same period of the previous year. All our shopping centers showed good performance, which reflects our strong market position. In this way, Revenues and EBITDA from this segment recorded increases of 26.0% and 24.7%, respectively.

Financial indicators of the Shopping Centers segment
(In millions of ARS)

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	556.1	447.3	24.3%	1,012.0	802.9	26.0%
Operating Income	252.2	197.3	27.8%	459.4	351.3	30.8%
Depreciation and Amortization	37.0	38.3	-3.3%	73.8	76.3	-3.2%
EBITDA	289.2	235.6	22.8%	533.2	427.5	24.7%

Operating indicators of the Shopping Centers segment
(In millions of ARS, except as indicated)

	IIQ 14	IQ 14	IVQ 13	IIIQ 13	IIQ 13
Gross Leaseable Area (sqm)	310,304	307,721	308,793	308,793	309,021
Tenants’ Sales (12 month cumulative)	14,278	13,277	12,482	11,751	13,967
Occupancy [1]	98.8%	98.6%	99.1%	98.7%	98.8%

[1]	Percentage over gross leaseable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand) [3]
Alto Palermo	Nov-97	19,400	145	100.0%	100.0%	230,674
Abasto Shopping[4]	Jul-94	38,003	141	100.0%	99.9%	283,112
Alto Avellaneda	Nov-97	36,693	107	100.0%	100.0%	137,229
Paseo Alcorta	Jun-97	14,289	62	100.0%	95.6%	121,349
Patio Bullrich	Oct-98	11,736	84	100.0%	96.7%	119,967
Buenos Aires Design	Nov-97	14,550	171	53.7%	99.9%	16,511
Dot Baires Shopping	May-09	46,719	153	80.0%	99.0%	455,832
Soleil	Jul-10	15,190	78	100.0%	100.0%	92,557
Alto Noa Shopping	Mar-95	19,158	89	100.0%	100.0%	32,847
Alto Rosario Shopping[5]	Nov-04	29,501	145	100.0%	95.6%	123,307
Mendoza Plaza Shopping	Dec-94	41,108	146	100.0%	100.0%	110,197
Córdoba Shopping	Dec-06	15,671	105	100.0%	97.9%	68,065
La Ribera Shopping	Aug-11	8,286	51	50.0%	95.6%	18,371
Total Shopping Centers		310,304	1,477		98.8%	1,810,018

[1] Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.

[4] Excludes Museo de los Niños (3,732 sqm).
[5] Excludes Museo de los Niños (1,261 sqm).

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

Cumulative tenants’ sales as of December 31
(By Shopping Center, for the second quarter and the first six-month period of each fiscal year, in millions of ARS)

Shopping Center	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Alto Palermo	591.8	458.2	29.2%	1,057.8	813.5	30.0%
Abasto Shopping	692.9	550.8	25.8%	1,253.9	989.8	26.7%
Alto Avellaneda	670.5	530.0	26.5%	1,189.1	953.0	24.8%
Paseo Alcorta	331.3	245.0	35.2%	566.9	420.1	35.0%
Patio Bullrich	203.3	159.5	27.4%	352.7	283.0	24.6%
Buenos Aires Design	69.7	62.7	11.1%	136.3	119.9	13.6%
Dot Baires Shopping	580.5	452.1	28.4%	1,018.7	798.0	27.7%
Soleil	174.7	88.4	97.7%	319.1	158.5	101.3%
Alto Noa Shopping	194.7	166.2	17.1%	363.5	306.4	18.6%
Alto Rosario Shopping	376.8	292.6	28.8%	677.7	535.7	26.5%
Mendoza Plaza Shopping	391.7	318.0	23.2%	741.0	587.4	26.2%
Córdoba Shopping	153.1	125.2	22.2%	275.1	221.1	24.4%
La Ribera Shopping	65.4	47.8	36.8%	131.4	101.1	30.0%
Total	4,496.4	3,496.4	28.6%	8,083.2	6,287.5	28.6%

Cumulative tenants’ sales as of December 31
(By Type of Business, for the second quarter and the first six-month period of each fiscal year, in millions of ARS)

Type of business	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Anchor Store	319.0	250.8	27.2%	556.8	438.8	26.9%
Clothes and Footwear	2,210.1	1,827.9	27.3%	4,018.0	3,144.4	27.8%
Entertainment	93.2	83.9	10.8%	259.9	219.0	18.7%
Home	926.1	620.5	49.3%	1,483.1	1,141.4	29.9%
Restaurant	350.9	270.3	29.8%	721.4	558.6	29.1%
Miscellaneous	563.6	425.9	32.4%	983.0	751.6	30.8%
Services	33.5	17.1	95.5%	61.0	33.7	80.9%
Total	4,496.4	3,496.4	28.6%	8,083.2	6,287.5	28.6%

Cumulative revenues from leases as of December 31
(Detailed revenues, for the second quarter and the first six-month period of each fiscal year, in millions of ARS)

Detailed Revenues	IIQ14	IIQ13	YoY var	6M 14	6M 13	YoY var
Base Rent	188.2	149.6	25.8%	362.9	287.4	26.3%
Percentage Rent	108.1	88.0	22.8%	181.2	144.6	25.3%
Total Rent	296.3	237.6	24.7%	544.1	432.0	25.9%
Admission rights	31.6	27.2	16.0%	60.1	51.3	17.1%
Fees	8.6	8.8	-2.3%	16.8	13.1	28.9%
Parking	20.4	15.7	29.7%	40.0	30.8	30.0%
Management fees	5.6	4.5	24.9%	10.9	8.6	27.1%
Other	1.0	1.1	-9.1%	2.0	1.5	33.3%
Total Revenues before Common Expenses and Common Promotional Fund	363.5	294.9	23.2%	673.9	537.3	25.4%
Common Expenses and Common Promotional Fund	192.6	152.4	26.4%	338.1	265.6	27.3%
Total Revenues	556.1	447.3	24.3%	1,012.0	802.9	26.0%

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

III. Offices

The A+ office local market of the City of Buenos Aires remains firm. Though USD rental prices per square meter decreased compared to 2013, sale prices remain stable above USD 4,000 per square meter, showing a solid demand for Premium office spaces in the City of Buenos Aires.

Evolution of A+ offices’ profitability in the City of Buenos Aires

3,200
2,900
2,570
2,280
1,600
1,800
2,060
2,110
2,800
3,100
3,500
3,700
3,800
4,500
4,500
4,200
28
29
28
20
8
10
12
18
27
32
37
30
31
31
30
26
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Lease
Sale

Source: LJ Ramos

in ARS MM	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	75.5	70.8	6.7%	149.5	141.1	6.0%
Operating Income	34.7	25.3	37.1%	64.5	56.4	14.3%
Depreciation and Amortization	8.6	9.5	-9.9%	17.1	18.3	-6.8%
EBITDA	43.3	34.8	24.3%	81.5	74.7	9.2%

	IIQ 14	IQ 14	IVQ13	IIIQ13	IIQ13
Gross Leaseable Area *	131,014	131,115	131,085	141,287	141,287
Occupancy	98.7%	97.3%	97.1%	97.3%	96.5%
Rent ARS/sqm	157.7	142.0	138.7	128.8	123.1
Rent USD/sqm	24.2	25.6	25.7	25.1	25.0
*Premium portfolio
„
Revenues from the Offices segment increased by 6.7% in the quarter under review compared to the same period of the previous fiscal year and 6.0% compared to the relevant six-month period of the previous fiscal year.

„	The Premium portfolio’s occupancy level reached 98.7% during the period under review, above the occupancy observed during the previous quarter.

„	EBITDA grew 9.2% in the first six months of 2014 compared to 2013 and the EBITDA/Revenue margin for the period, excluding revenues from common maintenance expenses, was 63.0%.

Below is information on our offices and other rental properties segment as of December 31, 2013.

Operating Data of the Offices segment
(In thousands of ARS, except as indicated)

	Date of Acquisition	Gross Leaseable Area sqm (1)	Occupancy(2)	Interest	Book Value (3)
Offices
Edificio República	Apr-08	19,884	97.3%	100%	203,967
Torre Bankboston	Aug-07	14,873	100.0%	100%	144,227
Bouchard 551	Mar-07	12,081	100.0%	100%	89,202
Intercontinental Plaza	Nov-97	22,535	100.0%	100%	61,991
Bouchard 710	Jun-05	15,044	100.0%	100%	61,925
Dique IV, Juana Manso 295	Dec-97	11,298	94.4%	100%	60,850
Maipú 1300	Sep-95	9,399	97.3%	100%	29,873
Libertador 498	Dec-95	620	100.0%	100%	3,434
Suipacha 652/64	Nov-91	11,453	100.0%	100%	8,809
Madero 1020	Dec-95			100%	145
Dot Building (7)	Nov-06	11,242	100.0%	96%	100,056
Other (4)	N/A	2,585	89.4%	-	391
Subtotal Offices		131,014	98.7%	-	764,870

Other Properties
Commercial Properties(5)	N/A	312	-	-	747
Santa María del Plata S.A.	Jul-97	60,100	-	100%	12,512
Nobleza Piccardo (8)	May-11	48,590	100.0%	50%	10,387
Other Properties (6)	N/A	3,996	100.0%	-	8,762
Subtotal Other Properties		112,998	99.7%	-	32,408

TOTAL OFFICES AND OTHER		244,012	99.2%	-	797,278

Notes:
(1) Total leaseable area for each property as of December 31, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of December 31, 2012.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Av. de Mayo 595, and Costeros Dique IV.
(5) Includes the following properties: Constitución 1111 and Casona de Abril.
(6) Includes the following property: Constitución 1159.
(7) Through Alto Palermo S.A.
(8) Through Quality Invest S.A.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

IV.           Sales and Developments

Construction decelerated its growth rate during the first months of the fiscal year, though in terms of prices, the sqm of new apartments in the City of Buenos Aires remains stable.

The construction business is expected to grow in the second quarter of the fiscal year thanks to the continuity of the policies aimed at encouraging capital expenditures. In particular, there is the Argentine Credit Program (PRO.CRE.AR, as per the acronym in Spanish) which has started to have a greater impact in the course of the current year. The amounts contributed by the Argentine Credit Program (PRO.CRE.AR) are equivalent to 6.3% of GDP construction.

Sales and Developments in ARS MM	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	24.9	33.2	-25.0%	41.0	85.7	-52.2%
Operating Income	6.8	10.3	-34.0%	0.1	41.1	-99.9%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	6.8	10.3	-34.0%	0.1	41.1	-99.9%

►
During the first six months of 2014, sales totaled ARS 41.0 million, 52.2% below last year’s recorded sales, mainly due to the impact that “Horizon” project had in our recorded sales of the first semester of fiscal year 2013. For this six-month period of fiscal year 2014, our sales were related to residual units of project “Torres Rosario”, while in 2013 our sales were larger due to the impact of Horizon project.

Sales and Developments Table
(In thousands of ARS, except as indicated)

DEVELOPMENT	6M 14	6M 13	YoY var
Residential Apartments
Caballito Nuevo	-	6,168	-100.0%
Torres de Rosario	16,445	4,260	286.0%
Libertador 1703 and 1755 (Horizons)	17,838	69,120	-74.2%
Other Residential Apartments	44	811	-94.6%
Subtotal Residential Apartments	34,327	80,359	-57.3%
Residential Communities
Abril/Baldovinos	1,750	1,113	57.2%
El Encuentro	4,902	4,207	16.5%
Subtotal Residential Communities	6,652	5,320	25.0%
Land Reserves			-
Terreno Rosario	-	-	-
Canteras Natal Crespo	-	56	-100.0%
Subtotal Land Reserves	-	56	-100.0%
TOTAL	40,979	85,735	-52.2%

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

DEVELOPMENT	Date of Acquisition	Area intended for sales	IRSA’s Effective Interest	Percentage Built	Percentage Sold	Book Value (ARS thousand)
		(sqm)(1)			(2)
Residential Apartments
Caballito Nuevo	Nov-97	67	100.0%	100.0%	99.1%	313
Torres de Rosario(3)	Apr-99	2,509	95.7%	100.0%	60.0%	2,083
Libertador 1703 and 1755 (Horizons) (7)	Jan-07	44,648	50.0%	100.0%	100.0%	7,638
Other Residential Apartments (4)	-	138,520				76,189
Subtotal Residential Apartments		185,744				86,223

Residential Communities
Abril/Baldovinos (5)	Jan-95	5,137	100.0%	100.0%	99.5%	2,357
El Encuentro	Nov-97	13,690	100.0%	100.0%	85.0%	366
Subtotal Residential Communities		18,827				2,723

Land Reserves
Puerto Retiro	May-97	82,051	50.0%	0.0%	0.0%	51,337
Santa María del Plata	Jul-97	715,951	100.0%	0.0%	10.0%	158,951
Pereiraola	Dec-96	1,299,630	100.0%	0.0%	100.0%	8,200
Terreno Rosario (3)	Apr-99	31,000	95.7%	0.0%	100.0%	7,629
Terreno Baicom	Dec-09	34,500	50.0%	0.0%	0.0%	4,459
UOM Lujan	May-08	1,176,000	95.7%	0.0%	100.0%	33,905
Terreno Catalinas Norte	Dec-09	42,625	100.0%	0.0%	100.0%	109,151
Pilar	May-97	740,237	100.0%	0.0%	0.0%	1,550
Espacio Aéreo Coto (3)	Sep-97	16,167	95.7%	0.0%	0.0%	8,946
Other Land Reserves (6)	-	13,680,711				9,088
Subtotal Land Reserves		17,818,872				393,216
TOTAL		18,023,443				482,162

Notes:
(1) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(2) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(3) Through Alto Palermo S.A.-
(4) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito and Pereiraola plots through IRSA.

(5) Includes sales of shares in Abril.-
(6) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(7) Owned by CYRSA S.A.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

V.	Hotels

Our hotels in the city of Buenos Aires have recovered during this six-month period historical occupancy levels. This resulted in an increase in revenues from the hotels segment. Llao Llao, the hotel owned by the company in the city of Bariloche has also recovered its historical income and occupancy levels after two years of a poor volume of business.

Hotels (in ARS MM)	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	87.6	63.0	39.1%	160.6	116.8	37.5%
Operating Income	5.7	-1.4	-	6.4	-7.3	-
Depreciation and Amortization	3.7	5.3	-30.9%	7.2	9.9	-27.3%
EBITDA	9.3	3.9	138.2%	13.6	2.7	410.1%

►
During the first six months of 2014 the hotels segment recorded an increase in revenues of 37.5%, EBITDA for the period was ARS 13.6 million, 10.9 million higher than the amount recorded during the first six months of fiscal year 2013.

The following is information on our hotels as of December 31, 2013:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate per Room (ARS)(1)	Book Value (in thousands of ARS)
Intercontinental (2)	Nov-97	76.34%	309	71.9%	883	46,499
Sheraton Libertador(3)	Mar-98	80.00%	200	82.7%	820	31,740
Llao Llao(4)	Jun-97	50.00%	201	61.8%	1,755	84,451
Total			710	72.0%	1,077	162,690

Notes:
1) Cumulative average for the 6-month period.
2) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
3) Through Hoteles Argentinos S.A.
4) Through Llao Llao Resorts S.A.

	IIQ 14	IQ 14	IVQ 13	IIIQ 13	IIQ 13
Average Occupancy*	75.6%	68.4%	66.6%	64.9%	69.4%
Average Rate per Room (USD/night)*	168	183	158	176	179
Average Rate per Room (ARS/night)*	1,093	1,061	849	903	882

*Average for the 3-month period.

Revenues
(In million ARS)

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Intercontinental	33.3	25.1	32.5%	58.1	43.8	32.7%
Sheraton Libertador	20.0	15.0	33.2%	37.3	26.7	39.7%
Llao Llao	34.4	22.9	50.2%	65.2	46.4	40.7%
Terrenos Bariloche	-	-	-	-	-	-
Total	87.6	63.0	39.1%	160.6	116.8	37.5%

7

VI.	International

	IIQ 14	IIQ 13	YoY var	6M 14	6M 13	YoY var
Revenues	20.1	12.1	66.1%	39.5	12.1	226.1%
Operating Income / (Loss)	0.1	134.6	-99.9%	3.3	129.2	-97.5%
Depreciations and Amortizations	9.7	6.0	60.5%	16.7	6.0	177.0%
EBITDA	9.8	140.6	-93.1%	20.0	135.3	-85.2%

►
The International segment exhibited a rise in revenues for the first six months of fiscal year 2014; due to an increase rent levels and occupancy rates of our buildings in New York City. The operating income compared to the previous period fell by 97.5% as during the second quarter of fiscal year 2013 due to the income of ARS 137 million generated by the consolidation of our investment in Madison in our Financial Statements of 2Q13.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.8% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan, the gross leaseable area of which is larger than 57,500 sqm. As of December 31, 2013, the building occupancy rate reached 86.1% of its area generating an average rental price of 66.6 USD/sqm.

Lipstick	Dec-13	Dec-12	YoY var
Gross Leaseable Area (sqm)	58,019	58,019	-
Occupancy	86.1%	85.9%	0.2%
Rental price (USD/sqm)	66.6	63.8	3.4%

Interest in Building located at 183 Madison Ave, New York, NY

Through our subsidiaries IRSA International LLC and Imadison LLC, we own 74.5% of the building located at Madison 183, Manhattan. The property has 19 floors and the net leaseable area is larger than 23,200 sqm. As of December 31, 2013, 94.7% of the building was occupied, at an average rental price of approximately 39.1 USD/sqm.

Madison 183	Dec-13	Dec-12	YoY var
Gross Leaseable Area (sqm)	23,489	23,489	-
Occupancy	94.7%	95.9%	-1.2%
Rental price (USD/sqm)	39.1	42.5	8.7%

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

Investment in Supertel Hospitality Inc.

As of December 31, 2013, jointly with other shareholders, we held the equivalent to 34% of the voting rights at the shareholders’ meetings of Supertel Hospitality Inc., a REIT listed on NASDAQ under the symbol “SPPR”. Supertel Hospitality Inc. has a portfolio of 69 medium-class and long-stay hotels with 6,066 rooms in 21 states of the United States of America, which are managed by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

VII. Financial Transactions and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

 BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of December 31, 2013 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first six months of fiscal year 2014, BHSA’s contribution to IRSA’s income amounted to ARS 86.5 million, compared to the ARS 44.0 million recorded in the same period of fiscal year 2013. On September 20, 2013, IRSA received dividends paid by Banco Hipotecario for ARS 9.1 million.

VIII. Reconciliation with Consolidated Income Statement as of December 31*
(ARS million)

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	Total Segment		Joint Businesses		Inter-segment eliminations		Income Statement		Var a/a
	6M 14	6M 13	6M 14	6M 13	6M 14	6M 13	6M 14	6M 13
Revenue	1,402.8	1,160.0	-28.4	-79.2	-0.4	-0.7	1,374.0	1,080.0	27.2%
Cost	-661.3	-595.3	19.5	60.6	-	-	-641.9	-534.7	20.0%
Gross Profit	741.5	564.7	-8.9	-18.6	-0.4	-0.7	732.1	545.3	34.3%
Income / (loss) from sale of investment properties	7.5	56.0	-	-	-	-	7.5	56.0	-86.6%
General and administrative expenses	-130.7	-111.3	0.5	1.3	0.7	0.9	-129.4	-109.0	18.7%
Selling expenses	-68.1	-54.8	2.2	6.3	0.1	0.1	-65.8	-48.5	35.7%
Other operating income, net	-18.4	115.3	1.5	0.0	-0.4	-0.3	-17.3	115.1	-115.0%
Operating Income (Loss)	531.8	569.9	-4.7	-11.0	-	-	527.1	558.9	-5.7%
Income / (loss) from interests in equity investees and joint businesses	42.8	7.9	8.4	6.4	-	-	51.2	14.4	255.6%
Segment Income before financial gain (loss) and income tax	574.6	577.8	3.7	-4.6	-	-	578.3	573.3	0.9%

*Includes Puerto Retiro, Baicom, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

IX. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of December 31, 2013

Description	Currency	Amount (USD MM) 1	Interest Rate	Maturity
Bank Overdraft	ARS	41.5	Variable	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes2	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series IV Notes	USD	16.9	7.45%	Feb-14
Madison Building Mortgage	USD	75.0	4.22%	Aug-17
IRSA’s Total Debt		433.5
Bank Overdraft	ARS	26.7	Variable	< 30 days
APSA’s Tranche I Series I Notes3	USD	120.0	7.875%	May-17
Arcos Syndicated Loan	ARS	18.1	15.01%	Nov-15
Other Loans	ARS	4.4	15.01%	Dec-15
Neuquén Syndicated Loan	ARS	17.0	15.25%	Jun-16
Seller financing	ARS	13.9	5.00%	Jul-17
Total APSA’s Debt4		200.1
Total Consolidated Debt		633.6
Consolidated Cash		34.6
Repurchase of Debt		19.1
Net Consolidated Debt		579.9

1 Principal face value in USD at an exchange rate of 6.521 ARS = 1 USD, without considering elimination of balances with companies pursuant to Section 33.
2 As of December 31, 2012 APSA had repurchased USD 3.9 million in principal amount.
3 As of December 31, 2012 APSA had repurchased USD 10.0 million in principal amount.
4 APSA excludes Convertible Notes due 2014. Outstanding principal balance: USD 31.7 million.

Evolution of Exchange Rate

During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. Whereas in the second quarter of fiscal year 2013 the Argentine currency depreciated 8.6%, this year the quarterly depreciation was equal to 21.0%. In January the Argentine Peso pegging to the US Dollar declined by 22.8% compared to the last value recorded in December 2013. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our Financial Results. Most of our assets are positively correlated to U.S. Dollar; however, they are mostly valued at historical cost plus investments, and are not affected by any kind of revaluation due to the fluctuation of market prices.

Below is the evolution of the exchange rate as published by Banco de la Nación Argentina:

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Significant Events

Shareholders’ Meeting

•
Treatment and allocation of income for the year ended June 30, 2013 in the amount of ARS 238,737,000. Consideration of a dividend payment in cash and/or in kind, up to the amount of ARS 250,000,000, equivalent to 43.28% of the capital stock allocated to profit for the year ended June 30, 2013. Payment represented an amount per share of ARS 0.4328 and an amount per ADR of ARS 4.3282.

•	Consideration of the share and GDS repurchase program issued by the company
•	Revision of shared services agreement
•	Consideration of issuance of a Public Tender Offer for Voluntary Acquisition of Shares (OPVA) in our controlled company Alto Palermo SA (APSA)

Subsequent Events

Investment in Dolphin Fund:

In the six-month period ended December 31, 2013, the Group has subscribed for shares in Dolphin Fund Ltd. (“Dolphin”) in the amount of USD 105 million. On November 3, 2013, Dolphin together with other investors made an offer to purchase shares in IDB Development Corporation (“IDBD”), an Israeli company, under a debt restructuring process that its parent company, IDB Holding Corporation Ltd. (“IDBH”), was negotiating with its creditors, pursuant to the provisions of applicable Israeli laws.

On January 5, 2014, the court hearing IDBH debt restructuring case approved the offer made by Dolphin together with E.T.H.M.B.M Extra Holdings Limited (“ETH”), a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé, to acquire approximately 53.3% of IDBD (the “Offer”). Such percentage may be increased subject to the sale of certain assets by IDBD in the course of the current year.

Under such Offer, Dolphin, together with other investors, holds a 50% interest while ETH holds the remaining 50% interest, and the total investment amount equals USD 272 million (NIS 950 million) approximately. As described above, the Group made disbursements in Dolphin in the approximate amount of USD 105 million, which may be reimbursed in part, depending on the final composition of the investment group.

IDBD is one of the largest and most diversified investment groups in Israel, and it is engaged through its subsidiaries in a great number of markets and businesses such as real estate, retail, agricultural business, oil and gas production, insurance, telecommunications, etc.; it controls companies such as Clal Insurance (Insurance Company), Cellcom (Mobile Service Provider), Koor Industries (owner of a 40% interest in Makhteshim Agan Industries (Agrochemicals), Super-Sol (supermarkets), PBC (Real Estate), among others.

The acquisition will be effective in the upcoming months; in the meantime, Dolphin has assigned Mr. Eduardo Sergio Elsztain in the Board of Directors of IDBD.

Partial sale of “La Nación” Building:

On January 24, 2014 the company sold 2,863 sqm consisting in an office floor together with the relevant parking spaces, in the Bouchard Plaza building. The transaction amount was ARS 124.6 million, equivalent to USD 16.0 million. The gross transaction amount equals ARS 104.5 million that will impact our next quarter’s Financial Results.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

X. Balance Sheet Structure.

	12.31.13	06.30.13
Non-current Assets	7,558,024	6,487,209
Current Assets	1,181,982	1,839,320
Total	8,740,006	8,326,529
Non-current Liabilities	4,170,962	3,590,593
Current Liabilities	1,671,724	1,605,247
Subtotal	5,842,686	5,195,840
Non-controling interés	389,464	385,151
Shareholders’ Equity	2,507,856	2,745,538
Total	8,740,006	8,326,529

XI. Consolidated financial results.

	12.31.13	12.31.12
Operating income	527,087	558,874
Results from interests in equity investees and joint businesses	51,183	14,384
Income before financial results and income tax	578,270	573,258
Financial income	60,255	57,964
Financial cost	(726,448)	(358,428)
Other financial results	54,537	47,374
Financial results, net	(611,656)	(253,090)
Income / (loss) before income tax	(33,386)	320,168
Income tax	7,312	(74,289)
Profit / (loss) for the period	(26,074)	245,879
Other comprehensive income for the period	71,776	23,733
Total comprehensive income for the period	45,702	269,612
Atributable to:
Controlling company’s shareholders	29,758	247,203
Non-controlling interest	15,944	22,409

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

XII.	Consolidated cash flow.

	12.31.13	12.31.12
Net cash generated by operating activities	421,981	351,696
Net cash used in investing activities	(625,361)	(195,244)
Net cash used in financing activities	(398,603)	(60,241)
Net (decrease) / increase in cash and cash equivalents	(601,983)	96,211

XIII.	Comparable statistics.

Summary of property units sold in ARS thousands.

	12.31.13	12.31.12
Residential Apartments
Torres Jardin	44	-
Caballito Nuevo	-	6,168
Torres de Rosario	16,445	4,260
Libertador 1703 y 1755 (Horizons)	17,838	69,120
Other	-	811
Residential Communities
Abril / Baldovinos (2)	1,750	1,113
El Encuentro	4,902	4,207

Land Reserves
Canteras Natal Crespo	-	56
Total	40,979	85,735
XIV.	Comparative ratios.

	12.31.13		06.30.13
Liquidity
Current Assets	1,181,982	=0.71	1,839,320	=1.15
Current Liabilities	1,671,724		1,605,247
Indebtedness
Total Liabilities	5,842,686	=2.02	5,195,840	=1.66
Shareholders’ Equity	2,897,320		3,130,689
Solvency
Shareholders’ Equity	2,897,320	=0.50	3,130,689	=0.60
Total Liabilities	5,842,686		5,195,840
Capital Assets
Non-current Assets	7,558,024	=0.86	6,487,209	=0.78
Total Assets	8,740,006		8,326,529

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2013

X. Brief comment on prospects for the next period

Our shopping centers maintain their growth rate and continue to exhibit sound invoicing figures and occupancy rates close to 100%, hand in hand with our tenants’ strong commitment, who keep choosing our spaces both in the City of Buenos Aires and the inner regions of Argentina, to position their brands.

We expect that during fiscal year 2014 we will continue to consolidate as the leading shopping center company in Argentina, adding new properties and footage to our current portfolio, including new top brands among our tenants and devising new ways to continue offering the best commercial proposals to our visitors.

In this sense, we have completed development of our “Arcos District” project located in the neighborhood of Palermo, in the City of Buenos Aires. This project consists in an urban model, offering a variety of premium brands in an open-air environment, with approximately 14,000 sqm of gross leaseable area and 65 stores. This shopping center started to be developed in December 2011 and while it was expected to be opened in December 2013, we have been served with an injunction order to suspend opening on the grounds that the Shopping Center failed to have certain governmental permits. The company has applied for revocation of such injunction order and is taking any actions required to open its Shopping Center No. 14. We expect that this new proposal, which also introduces a cultural space in the retail concept, will achieve the same degree of success of our former developments.

On the other hand, this year we will continue working on the development of our next shopping center in the City of Neuquén. Shopping Neuquén, the gross leaseable area of which is about 10,000 sqm, will be our sixth development located in the inner regions of our country, and in view of the progress shown by the city in the last years, we expect that this project will achieve the same success as other developments of this nature in the provinces where we operate. It is scheduled to open in the spring of 2014. In addition, we continue evaluating the best timing to launch other projects on the large extent of lands reserved by the company for future business developments.

In addition, we will continue making efforts as done so far to improve our shopping centers’ service offerings, mainly aimed at maintaining our occupancy rates at about 100%, increasing the number of visitors at our shopping centers and increasing the invoicing figures of our brands. Accordingly, we will continue partnering with financial institutions to offer sales promotions with credit cards, as they have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

Regarding the Offices business, we expect to continue our sales of non-strategic portfolio assets for attractive prices as we have actively done during the past months. In addition, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms wishing to relocate in the spaces we offer. Moreover, we are deciding on the most suitable timing for launching our “Catalinas Norte” project, which is strategically located and will add approximately 35,000 sqm of gross leaseable area to our portfolio.

In view of the recent changes in the exchange rate in Argentina, an improved performance of the office segment and in our hotels in the country is expected for the next quarter.

Regarding the Sales and Developments segment, we expect to continue selling non-strategic assets and small land reserves and to make progress in sales and title deed execution for the residential projects Caballito Nuevo, Torres Rosario and El Encuentro.

As concerns our investments outside Argentina, we will continue to work towards increasing occupancy and income levels in our Lipstick and Madison buildings. Moreover, we expect to retain our investment share in Dolphin and complete the announced transaction to acquire, together with other investors, about 53.3% in the Israeli company IDBD, one of the largest and most diversified investment groups in Israel, which is engaged through its subsidiaries in various markets and businesses such as real estate, retail, agricultural business, oil and gas production, insurance, telecommunications, etc.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident that that we will remain on the growth track, consolidating the best real estate portfolio of Argentina and taking advantage of opportunities that may arise abroad.

14

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets
February 28, 2014